Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271565
Prospectus Supplement No. 3
(To Prospectus dated June 14, 2023)
P3 Health Partners, Inc.
139,847,114 Shares of Class A Common Stock
This prospectus supplement updates, amends and supplements the prospectus dated June 14, 2023 (the “Prospectus”), relating to the resale or other disposition by the selling stockholders identified in the prospectus of up to an aggregate of 139,847,114 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of P3 Health Partners Inc. (the “Company”), of which 69,157,145 shares are presently issued and outstanding, 59,934,479 shares are issuable upon exercise of warrants to purchase shares of Class A Common Stock and 10,755,490 shares are issuable upon exercise of pre-funded warrants to purchase shares of Class A Common Stock, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-271565).
This prospectus supplement is being filed to update, amend and supplement the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our Class A Common Stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PIII”. On November 7, 2023, the closing sale price of our Class A Common Stock was $1.42 per share.
INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 4 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 8, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to

Commission file number: 001-40033

P3 Health Partners Inc.
(Exact name of registrant as specified in its charter)

Delaware	85-2992794
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2370 Corporate Circle, Suite 300 Henderson, Nevada	89074
(Address of principal executive offices)	(Zip code)
(702) 910–3950
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PIII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	PIIIW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☒	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of November 1, 2023, the registrant had 115,242,028 shares of Class A common stock, par value $0.0001 and 197,846,771 shares of Class V common stock, par value $0.0001 outstanding.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In addition to historical information, this Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”) contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 10-Q, including statements regarding our future results of operations and financial position, business and growth strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, our ability to raise additional capital and continue as a going concern, future results of anticipated products and prospects, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words.
The forward-looking statements in this Form 10-Q are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Form 10-Q and are subject to a number of known and unknown risks, uncertainties and assumptions, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, the following:
•Our ability to continue as a going concern.
•Our need to raise additional capital to fund our existing operations or develop and commercialize new services or expand our operations.
•We have a history of net losses. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.
•We may not be able to maintain compliance with our debt covenants in the future, or obtain required waivers from our lenders, which could result in an event of default.
•Our relatively limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.
•Intangible assets represent a substantial component of our total assets. If our operating performance falls below projections or if there are material changes to management’s assumptions, we have been and could in the future be required to recognize significant non-cash charges to operating earnings for intangible asset impairment.
•We rely on our management team and key employees, and our business, financial condition, cash flows and results of operations could be harmed if we are unable to retain qualified personnel.
•Our growth depends in part on our ability to identify and develop successful new geographies, physician partners, payors and patients. If we are not able to successfully manage our growth or execute upon our growth strategies, there may be material adverse effect on our business, financial condition, cash flows and results of operations.
•If growth in the number of patients and physician partners on our platform decreases, or the number of services that we are able to provide to physician partners and members decreases, due to legal, economic or business developments, our business, financial condition and results of operations will be harmed.
•We primarily depend on reimbursement by third-party payors, as well as payments by individuals, which could lead to delays and uncertainties in the timing and process of reimbursement, including any changes or reductions in Medicare reimbursement rates or rules.
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•The termination or non-renewal of the Medicare Advantage (“MA”) contracts held by the health plans with which we contract, or the termination or nonrenewal of our contracts with those plans, could have a material adverse effect on our revenue and our operations.
•We are dependent on our affiliated professional entities, physician partners and other providers to effectively manage the quality and cost of care and perform obligations under payor contracts.
•Reductions in the quality ratings of the health plans we serve could have a material adverse effect on our business, results of operations, financial condition and cash flows.
•We conduct business in a heavily regulated industry and if we fail to adhere to all of the complex government laws and regulations that apply to our business, we could incur fines or penalties or be required to make changes to our operations or experience adverse publicity, any or all of which could have a material adverse effect on our business, results of operations, financial condition, cash flows, and reputation.
•Developments affecting spending by the healthcare industry could adversely affect our business.
•The factors described under Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023, as amended by our Form 10-K/A filed with the SEC on May 1, 2023 (as amended, the “2022 Form 10-K”), as updated by Part II, Item 1A. “Risk Factors” and Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-Q and in our subsequent filings with the SEC).
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
You should read this Form 10-Q and the documents that we reference in this Form 10-Q and have filed as exhibits hereto completely and with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
Unless the context otherwise requires, “we,” “us,” “our,” “P3” and the “Company” refer to P3 Health Partners Inc. and its subsidiaries.
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PART I—FINANCIAL INFORMATION.
Item 1. Financial Statements.
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P3 HEALTH PARTNERS INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)
(unaudited)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash	$52,562	$17,537
Restricted cash	4,878	920
Health plan receivable, net of allowance for credit losses of $150 and $0, respectively	117,200	72,092
Clinic fees, insurance and other receivable	2,225	7,500
Prepaid expenses and other current assets	2,799	2,643
TOTAL CURRENT ASSETS	179,664	100,692
Property and equipment, net	9,360	8,839
Intangible assets, net	687,875	751,050
Other long-term assets	19,993	15,990
TOTAL ASSETS (1)	$896,892	$876,571
LIABILITIES, MEZZANINE EQUITY and STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,630	$11,542
Accrued expenses and other current liabilities	20,957	16,647
Accrued payroll	5,629	8,224
Health plan settlements payable	35,422	13,608
Claims payable	155,497	151,207
Premium deficiency reserve	17,014	26,375
Accrued interest	21,153	14,061
TOTAL CURRENT LIABILITIES	267,302	241,664
Operating lease liability	13,556	11,516
Warrant liabilities	1,844	1,517
Contingent consideration	4,907	4,794
Long-term debt, net	108,252	94,421
TOTAL LIABILITIES (1)	395,861	353,912
COMMITMENTS AND CONTINGENCIES (Note 12)
MEZZANINE EQUITY:
Redeemable non-controlling interest	313,088	516,805
STOCKHOLDERS’ EQUITY:
Class A common stock, $.0001 par value; 800,000 shares authorized; 114,249 shares and 41,579 shares issued and outstanding, respectively	11	4
Class V common stock, $.0001 par value; 205,000 shares authorized; 198,354 shares and 201,592 shares issued and outstanding, respectively	20	20
Additional paid in capital	529,794	315,375
Accumulated deficit	(341,882)	(309,545)
TOTAL STOCKHOLDERS’ EQUITY	187,943	5,854
TOTAL LIABILITIES, MEZZANINE EQUITY & STOCKHOLDERS’ EQUITY	$896,892	$876,571
____________________
(1)The Company’s condensed consolidated balance sheets include the assets and liabilities of its consolidated variable interest entities (“VIEs”). As discussed in Note 13 “Variable Interest Entities,” P3 LLC is itself a VIE. P3 LLC represents substantially all the assets and liabilities of the Company. As a result, the language and amounts below refer only to VIEs held at the P3 LLC level. The condensed consolidated balance sheets include total assets that can be used only to settle obligations of the P3 LLC’s VIEs totaling $11.1 million and $3.1 million as of September 30, 2023 and December 31, 2022, respectively, and total liabilities of the P3 LLC’s consolidated VIEs for which creditors do not have recourse to the general credit of the Company totaled $15.9 million and $9.9 million as of September 30, 2023 and December 31, 2022, respectively. These VIE assets and liabilities do not include $45.9 million and $33.0 million of net amounts due to affiliates as of September 30, 2023 and December 31, 2022, respectively, as these are eliminated in consolidation and not presented within the condensed consolidated balance sheets. See Note 13 “Variable Interest Entities.”
See accompanying notes to condensed consolidated financial statements.
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P3 HEALTH PARTNERS INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
OPERATING REVENUE:
Capitated revenue	$285,153	$243,988	$909,473	$780,775
Other patient service revenue	3,198	4,272	10,041	10,483
TOTAL OPERATING REVENUE	288,351	248,260	919,514	791,258
OPERATING EXPENSE:
Medical expense	279,220	254,777	867,061	788,046
Premium deficiency reserve	(12,489)	(7,302)	(9,361)	(10,116)
Corporate, general and administrative expense	33,065	37,863	97,931	117,560
Sales and marketing expense	654	1,118	2,512	3,391
Depreciation and amortization	21,721	21,815	65,041	65,287
Goodwill impairment	—	—	—	851,456
TOTAL OPERATING EXPENSE	322,171	308,271	1,023,184	1,815,624
OPERATING LOSS	(33,820)	(60,011)	(103,670)	(1,024,366)
OTHER INCOME (EXPENSE):
Interest expense, net	(4,002)	(2,963)	(11,939)	(8,418)
Mark-to-market of stock warrants	755	(2,568)	(327)	3,386
Other	190	213	(455)	173
TOTAL OTHER EXPENSE	(3,057)	(5,318)	(12,721)	(4,859)
LOSS BEFORE INCOME TAXES	(36,877)	(65,329)	(116,391)	(1,029,225)
PROVISION FOR INCOME TAXES	(412)	—	(928)	—
NET LOSS	(37,289)	(65,329)	(117,319)	(1,029,225)
LESS: NET LOSS ATTRIBUTABLE TO REDEEMABLE NON-CONTROLLING INTEREST	(23,993)	(54,156)	(85,008)	(853,125)
NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	$(13,296)	$(11,173)	$(32,311)	$(176,100)

NET LOSS PER SHARE (Note 9):
Basic	$(0.12)	$(0.27)	$(0.37)	$(4.24)
Diluted	$(0.12)	$(0.27)	$(0.41)	$(4.27)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 9):
Basic	114,198	41,579	88,010	41,579
Diluted	312,679	243,036	288,379	241,263
See accompanying notes to condensed consolidated financial statements.

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P3 HEALTH PARTNERS INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND MEZZANINE EQUITY
(in thousands)
(unaudited)

	Redeemable Non-controlling Interest	Class A Common Stock		Class V Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
		Shares	Amount	Shares	Amount
STOCKHOLDERS’ EQUITY, December 31, 2021	$1,790,617	41,579	$4	196,554	$20	$312,946	$(39,418)	$273,552
Vesting of Class V common stock awards	—	—	—	549	—	—	—	—
Equity-based compensation	11,711	—	—	—	—	—	—	—
Net loss	(50,213)	—	—	—	—	—	(10,577)	(10,577)
STOCKHOLDERS’ EQUITY, March 31, 2022	1,752,115	41,579	4	197,103	20	312,946	(49,995)	262,975
Vesting of Class V common stock awards	—	—	—	4,320	—	—	—	—
Equity-based compensation	3,716	—	—	—	—	—	—	—
Net loss	(748,756)	—	—	—	—	—	(154,350)	(154,350)
STOCKHOLDERS’ EQUITY, June 30, 2022	1,007,075	41,579	4	201,423	20	312,946	(204,345)	108,625
Vesting of Class V common stock awards	—	—	—	107	—	—	—	—
Equity-based compensation	1,784	—	—	—	—	—	—	—
Fair value adjustment to redeemable non-controlling interests	19,375	—	—	—	—	(19,375)	—	(19,375)
Net loss	(54,156)	—	—	—	—	—	(11,174)	(11,174)
STOCKHOLDERS’ EQUITY, September 30, 2022	$974,078	41,579	$4	201,530	$20	$293,571	$(215,519)	$78,076

	Redeemable Non-controlling Interest	Class A Common Stock		Class V Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
		Shares	Amount	Shares	Amount
STOCKHOLDERS’ EQUITY, December 31, 2022	$516,805	41,579	$4	201,592	$20	$315,375	$(309,545)	$5,854
Cumulative adjustment due to adoption of new credit loss standard	(124)	—	—	—	—	—	(26)	(26)
Vesting of Class V common stock awards	—	—	—	275	—	—	—	—
Equity-based compensation	291	—	—	—	—	686	—	686
Net loss	(43,249)	—	—	—	—	—	(9,199)	(9,199)
STOCKHOLDERS’ EQUITY, March 31, 2023	473,723	41,579	4	201,867	20	316,061	(318,770)	(2,685)
Exchanges of redeemable non-controlling interest for Class A common stock	—	3,362	—	(3,362)	—	—	—	—
Equity-based compensation	291	—	—	—	—	740	—	740
Fair value adjustment to redeemable non-controlling interest	330,617	—	—	—	—	(330,617)	—	(330,617)
Remeasurement adjustment to redeemable non-controlling interest resulting from ownership changes	(119,630)	—	—	—	—	119,630	—	119,630
Private placement, net of offering costs	—	69,157	7	—	—	86,575	—	86,582
Net loss	(17,766)	—	—	—	—	—	(9,816)	(9,816)
STOCKHOLDERS’ EQUITY, June 30, 2023	667,235	114,098	11	198,505	20	192,389	(328,586)	(136,166)
Exchanges of redeemable non-controlling interest for Class A common stock	—	151	—	(151)	—	—	—	—
Equity-based compensation	105	—	—	—	—	2,146	—	2,146
Restricted stock unit awards issued in satisfaction of executive transaction bonuses	—	—	—	—	—	5,000	—	5,000
Fair value adjustment to redeemable non-controlling interest	(330,617)	—	—	—	—	330,617	—	330,617
Remeasurement adjustment to redeemable non-controlling interest resulting from ownership changes	358	—	—	—	—	(358)	—	(358)
Net loss	(23,993)	—	—	—	—	—	(13,296)	(13,296)
STOCKHOLDERS’ EQUITY, September 30, 2023	$313,088	114,249	$11	198,354	$20	$529,794	$(341,882)	$187,943
See accompanying notes to condensed consolidated financial statements.
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P3 HEALTH PARTNERS INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(117,319)	$(1,029,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,041	65,287
Equity-based compensation	4,259	17,211
Goodwill impairment	—	851,456
Amortization of original issue discount and debt issuance costs	405	—
Accretion of contingent consideration	113	291
Mark-to-market adjustment of stock warrants	327	(3,386)
Premium deficiency reserve	(9,361)	(10,116)
Changes in assets and liabilities:
Health plan receivable	(45,258)	(31,247)
Clinic fees, insurance, and other receivable	5,275	(1,623)
Prepaid expenses and other current assets	(429)	3,462
Other long-term assets	(1,214)	—
Accounts payable, accrued expenses, and other current liabilities	2,758	4,560
Accrued payroll	2,405	1,054
Health plan settlements payable	21,814	(1,922)
Claims payable	4,290	32,747
Accrued interest	7,092	3,885
Operating lease liability	(348)	3,501
Net cash used in operating activities	(60,150)	(94,065)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,039)	(2,283)
Acquisitions, net of cash acquired	—	(5,500)
Net cash used in investing activities	(2,039)	(7,783)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt, net of original issuance discount	14,101	—
Proceeds from private placement offering, net of offering costs paid	87,244	—
Repayment of short-term and long-term debt	—	(3,625)
Payment of debt issuance costs	(173)	—
Net cash provided by (used in) financing activities	101,172	(3,625)
Net change in cash and restricted cash	38,983	(105,473)
Cash and restricted cash, beginning of period	18,457	140,834
Cash and restricted cash, end of period	$57,440	$35,361
See accompanying notes to condensed consolidated financial statements.
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P3 HEALTH PARTNERS INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

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Note 1: Organization
Description of Business
P3 Health Partners Inc. (“P3”), f/k/a Foresight Acquisition Corp., is a patient-centered and physician-led population health management company and, for accounting purposes, the successor to P3 Health Group Holdings, LLC and its subsidiaries (collectively, “P3 LLC,” and together with P3, the “Company”).
P3 LLC was founded on April 12, 2017 and began commercial operations on April 20, 2017 to provide population health management services on an at-risk basis to insurance plans offering medical coverage to Medicare beneficiaries under Medicare Advantage programs. Medicare Advantage programs are insurance products created solely for Medicare beneficiaries. Insurance plans contract directly with the Centers for Medicare and Medicaid Services (“CMS”) to offer Medicare beneficiaries benefits that replace traditional Medicare Fee for Service (“FFS”) coverage.
On December 3, 2021, (the “Closing Date”), P3 and P3 LLC consummated a series of business combinations pursuant to which, among other things, P3 LLC merged with and into FAC Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”) (the “P3 Merger”), with Merger Sub as the surviving company, which was renamed P3 LLC, and FAC-A Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of P3, FAC-B Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the P3 (together with FAC-A Merger Sub Corp., the “Merger Corps”) merged with and into CPF P3 Blocker-A, LLC, a Delaware limited liability company, CPF P3 Blocker-B, LLC a Delaware limited liability company (together with CPF P3 Blocker-A, LLC, the “Blockers”), with the Blockers as the surviving entities and wholly owned subsidiaries of P3 (collectively, the “Business Combinations”). Upon completion of the Business Combinations (the “Closing”), the Company was organized in an “Up-C” structure in which P3 directly owned approximately 17.1% of the common units of P3 LLC (“Common Units”) and became the sole manager of P3 LLC. Following the Closing, substantially all of the Company’s assets are held and operations are conducted by P3 LLC, and P3’s only assets are equity interests in P3 LLC.
The Company’s contracts with health plans are based on an at-risk shared savings model. Under this model, the Company is financially responsible for the cost of all contractually covered services provided to members assigned to the Company by health plans in exchange for a fixed monthly “capitation” payment, which is generally a percentage of the payment health plans receive from CMS. Under this arrangement, Medicare beneficiaries generally receive all their healthcare coverage through the Company’s network of employed and affiliated physicians and specialists (except for emergency situations).
The services provided to health plans’ members vary by contract. These may include utilization management, care management, disease education, and maintenance of a quality improvement and quality management program for members assigned to the Company. The Company is also responsible for the credentialing of its providers, processing and payment of claims, and the establishment of a provider network for certain health plans.
In addition to the Company’s contracts with health plans, the Company provides primary healthcare services through its employed physician clinic locations. These primary care clinics are reimbursed for services provided under FFS contracts with various payers and through capitated – per member, per month (“PMPM”) arrangements.
Note 2: Going Concern and Liquidity
The accompanying unaudited interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced losses since its inception and had net losses of $37.3 million and $65.3 million for the three months ended September 30, 2023 and 2022, respectively, and $117.3 million and $1,029.2 million for the nine months ended September 30, 2023 and 2022, respectively. Such losses were primarily the result of goodwill impairment loss with respect to the nine months ended September 30, 2022, net increases in certain noncash expenses including equity-based compensation and mark-to-market adjustments for warrants and premium deficiency reserves, as well as costs incurred in adding new members, building relationships with physician partners and payors, and developing new services. The Company anticipates operating losses and negative cash flows to continue for the foreseeable future as it continues to grow membership.
As of September 30, 2023 and December 31, 2022, the Company had $52.6 million and $17.5 million, respectively, in unrestricted cash and cash equivalents available to fund future operations. The Company’s capital requirements will depend on many factors, including the pace of the Company’s growth, its ability to manage medical
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costs, the maturity of its members, and its ability to raise capital. The Company may need to use available capital resources and/or raise additional capital earlier than currently anticipated. When the Company pursues additional debt and/or equity financing, there can be no assurance that such financing will be available on terms commercially acceptable to the Company. If the Company is unable to obtain additional funding when needed, it will need to curtail planned activities in order to reduce costs, which will likely have an unfavorable effect on the Company’s ability to execute on its business plan, and have an adverse effect on its business, results of operations, and future prospects. As a result of these matters, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. The accompanying unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Note 3: Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of the U.S. Securities and Exchange Commission (“SEC”) Regulation S-X. The condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2022. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to SEC rules and regulations dealing with interim financial statements.
Management believes the accompanying condensed consolidated financial statements reflect all adjustments of a normal recurring nature necessary for a fair presentation of periods presented. The consolidated operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023, or for any other future annual or interim period.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and all significant intercompany transactions and balances have been eliminated.
The Company periodically evaluates entities for consolidation either through ownership of a majority voting interest, or through means other than voting interest, in accordance with the Variable Interest Entity (“VIE”) accounting model. This evaluation includes a qualitative review of the design of the entity, its organizational structure, including decision making ability and financial agreements, as well as a quantitative review. The Company consolidates a VIE when it has a variable interest that provides it with a controlling financial interest in the VIE, referred to as the primary beneficiary of the VIE.
As the sole managing member of P3 LLC, P3 has the right to direct the most significant activities of P3 LLC and the obligation to absorb losses and receive benefits. The rights of the non-managing members of P3 LLC are limited and protective in nature and do not give substantive participation rights over the sole managing member. Accordingly, P3 identifies itself as the primary beneficiary of P3 LLC and began consolidating P3 LLC as of the Closing Date resulting in a non-controlling interest related to the Common Units held by members other than P3. Additionally, as more fully described in Note 13 “Variable Interest Entities,” P3 LLC is the primary beneficiary of the following physician practices (collectively, the “Network”):
•Kahan, Wakefield, Abdou, PLLC
•Bacchus, Wakefield, Kahan, PC
•P3 Health Partners Professional Services P.C.
•P3 Medical Group, P.C.
•P3 Health Partners California, P.C. (f/k/a Omni IPA Medical Group, Inc.)
Comprehensive Loss
Comprehensive loss includes net loss to common stockholders as well as other changes in equity that result from transactions and economic events other than those with stockholders. There was no difference between comprehensive loss and net loss to common stockholders for the periods presented.
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Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to allowance for credit losses, revenue recognition, the liability for unpaid claims, equity-based compensation, premium deficiency reserves (“PDR”), fair value and impairment recognition of long-lived assets (including intangibles), fair value of liability classified instruments, and judgments related to deferred income taxes. The Company bases its estimates on the best information available at the time, its experiences, and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.
Significant Accounting Policies
A description of the Company’s significant accounting policies is included in the audited consolidated financial statements within Annual Report on Form 10-K for the year ended December 31, 2022. No changes to significant accounting policies have occurred since December 31, 2022, with the exception of those detailed below.
Revenue Recognition
The Company categorizes revenue based on various factors such as the nature of contracts as follows:

Revenue Type	Three Months Ended September 30, 2023	% of Total	Three Months Ended September 30, 2022	% of Total
	(dollars in thousands)
Capitated revenue	$285,153	98.9%	$243,988	98.3%
Other patient service revenue:
Clinic fees and insurance	1,246	0.4	1,957	0.8
Care coordination / management fees	1,784	0.6	1,730	0.7
Incentive fees	168	0.1	585	0.2
Total other patient service revenue	3,198	1.1	4,272	1.7
Total revenue	$288,351	100.0%	$248,260	100.0%

Revenue Type	Nine Months Ended September 30, 2023	% of Total	Nine Months Ended September 30, 2022	% of Total
	(dollars in thousands)
Capitated revenue	$909,473	98.9%	$780,775	98.7%
Other patient service revenue:
Clinic fees and insurance	3,890	0.4	4,103	0.5
Shared risk	—	—	55	—
Care coordination / management fees	5,699	0.6	4,413	0.6
Incentive fees	452	0.1	1,912	0.2
Total other patient service revenue	10,041	1.1	10,483	1.3
Total revenue	$919,514	100.0%	$791,258	100.0%
During the three months ended September 30, 2023 and 2022, four health plan customers each accounted for 10% or more of total revenue and collectively comprised 58% and 65% of the Company’s total revenue, respectively. During each of the nine months ended September 30, 2023 and 2022, four health plan customers each accounted for 10% or more of total revenue and collectively comprised 61% and 67% of the Company’s total revenue, respectively. Three health plan
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customers accounted for 10% or more of total health plan receivable each as of September 30, 2023 and December 31, 2022.
Reclassifications
Certain amounts in the accompanying condensed consolidated financial statements and accompanying notes have been reclassified to be consistent with the current period presentation. These reclassifications had no impact on the Company’s financial condition, results of operations, or net cash flows.
Note 4: Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”)
Accounting Standards Update (“ASU”) 2016-13 introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new current expected credit losses model generally calls for the immediate recognition of all expected credit losses and applies to loans, accounts and trade receivables as well as other financial assets measured at amortized cost, loan commitments and off-balance sheet credit exposures, debt securities and other financial assets measured at fair value through other comprehensive income, and beneficial interests in securitized financial assets. The new guidance replaced the current incurred loss model for measuring expected credit losses, requires expected losses on available for sale debt securities to be recognized through an allowance for credit losses rather than as reductions in the amortized cost of the securities, and provides for additional disclosure requirements. In April 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-04, which, among other amendments, allowed for certain policy elections and practical expedients related to accrued interest on financial instruments. In May 2019, the FASB issued ASU 2019-05, which granted targeted transition relief by allowing entities to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost. In November 2019, the FASB issued ASU 2019-10 and ASU 2019-11, which addressed certain aspects of the guidance related to effective dates, expected recoveries, troubled debt restructurings, accrued interest receivables, and financial assets secured by collateral. ASU 2016‑13 is effective for fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-13 and related amendments as of January 1, 2023 on a modified retrospective basis. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2023-06, Disclosure Improvements: Codification Amendments In Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”)
ASU 2023-06 clarifies or improves disclosure and presentation requirements on a variety of topics and aligns the requirements in the FASB accounting standards codification (the “Codification”) with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this update should be applied prospectively. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is evaluating the effect ASU 2023-06 will have on its financial statements and related disclosures.
ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”)
ASU 2021-08 requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. Upon adoption, the Company will apply this guidance to future business combinations.
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ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)
ASU 2020-06 eliminates two of the three models in ASC 470-20 that require issuers to separately account for embedded conversion features and eliminates some of the requirements for equity classification in ASC 815-40-25 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of potential share settlement for instruments that may be settled in cash or shares. It is effective for annual periods beginning after December 15, 2023, and interim periods therein. Early adoption is permitted, but the Company must adopt the guidance as of the beginning of a fiscal year. The Company is evaluating the effect ASU 2020-06 will have on its financial statements and related disclosures.
Note 5: Fair Value Measurements and Hierarchy
Information about the Company’s financial liabilities measured at fair value on a recurring basis is presented below:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Warrant liability as of September 30, 2023	$1,793	$—	$51	$1,844
Warrant liability as of December 31, 2022	$1,477	$—	$40	$1,517
The key Level 3 inputs into the option pricing model related to the private placement warrants to purchase Class A common stock were as follows:

	September 30, 2023	December 31, 2022
Volatility	80.0%	55.0%
Risk-free interest rate	4.8%	4.1%
Exercise price	$11.50	$11.50
Expected term	3.2 years	3.9 years
The following tables set forth a summary of changes in the fair value of the Company’s private placement warrants to purchase Class A common stock, which are considered to be Level 3 fair value measurements:

	Nine Months Ended September 30,
	2023	2022
	(in thousands)
Beginning balance	$40	$502
Mark-to-market adjustment	11	(280)
Ending balance	$51	$222
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Note 6: Property and Equipment
The Company’s property and equipment balances consisted of the following:

	September 30, 2023	December 31, 2022
	(in thousands)
Leasehold improvements	$1,658	$1,810
Furniture and fixtures	1,164	1,262
Computer equipment and software	3,694	3,206
Medical equipment	1,102	1,067
Software (development in process)	3,877	3,460
Vehicles	654	618
Other	1,557	37
	13,706	11,460
Less: accumulated depreciation	(4,346)	(2,621)
Property and equipment, net	$9,360	$8,839
Total depreciation of property and equipment was $0.5 million and $0.7 million for the three months ended September 30, 2023 and 2022, respectively, and $1.8 million for each of the nine months ended September 30, 2023 and 2022.
Note 7: Intangible Assets
Intangible assets, net consisted of the following:

	September 30, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Indefinite lived intangible assets:
Medical licenses	$700	$—	$700	$700	$—	$700
Definite lived intangible assets:
Customer relationships	684,000	(125,400)	558,600	684,000	(74,100)	609,900
Trademarks	148,635	(27,866)	120,769	148,635	(16,704)	131,931
Payor contracts	4,700	(823)	3,877	4,700	(470)	4,230
Provider network	4,800	(871)	3,929	4,800	(511)	4,289
Total	$842,835	$(154,960)	$687,875	$842,835	$(91,785)	$751,050
Amortization of intangible assets was $21.1 million for each of the three months ended September 30, 2023 and 2022 and $63.2 million and $63.4 million for the nine months ended September 30, 2023 and 2022, respectively.
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Note 8: Debt
Long-term debt consisted of the following:

	September 30, 2023	December 31, 2022
	(in thousands)
Repurchase promissory note, interest paid at 11.0%, due June 2026	$15,000	$15,000
Term loan facility, interest paid at 12.0%, due December 2025	65,000	65,000
Unsecured promissory note, interest paid at 14.0%, due May 2026	29,102	15,000
Long-term debt, gross	109,102	95,000
Less: unamortized debt issuance costs and original issue discount	(850)	(579)
	108,252	94,421
Less: current portion of long-term debt	—	—
Long-term debt, net	$108,252	$94,421
The Company was in compliance with its covenants under the term loan facility and the unsecured promissory note as of September 30, 2023; however, there can be no assurance that the Company will be able to maintain compliance with these covenants in the future or that the lenders under the term loan facility and the unsecured promissory note or the lenders of any future indebtedness the Company may incur will grant any waiver or forbearance with respect to such covenants that we may request in the future.
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Note 9: Net Loss per Share
The following table provides the computation of basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands, except per share data)
Numerator–basic:
Net loss attributable to Class A common stockholders–basic	$(13,296)	$(11,173)	$(32,311)	$(176,100)
Numerator–diluted:
Net loss attributable to Class A common stockholders–basic	$(13,296)	$(11,173)	$(32,311)	$(176,100)
Effective of dilutive securities:
Shares of Class V common stock	(23,993)	(54,156)	(85,008)	(853,125)
Net loss attributable to Class A common stockholders–diluted	$(37,289)	$(65,329)	$(117,319)	$(1,029,225)
Denominator–basic:
Weighted average Class A common shares outstanding–basic	114,198	41,579	88,010	41,579
Net loss per share attributable to Class A common stockholders–basic	$(0.12)	$(0.27)	$(0.37)	$(4.24)
Denominator–diluted:
Weighted average Class A common shares outstanding–basic	114,198	41,579	88,010	41,579
Weighted average effect of dilutive securities:
Shares of Class V common stock	198,481	201,457	200,369	199,684
Weighted average shares outstanding–diluted	312,679	243,036	288,379	241,263
Net loss per share attributable to Class A common stockholders–diluted	$(0.12)	$(0.27)	$(0.41)	$(4.27)
Shares of Class V common stock do not share in the earnings or losses of P3 Health Partners, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted net income per share for Class V common stock under the two-class method is not required. The following table presents potentially dilutive securities excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Stock warrants (1)	81,938	10,819	81,938	10,819
Stock options (1)	5,867	2,134	5,867	2,134
Restricted stock units (1)	4,690	—	4,690	—
Restricted stock awards (1)	250	—	250	—
Shares of Class V common stock (2)	—	494	—	494
Total	92,745	13,447	92,745	13,447
____________________
(1)Represents the number of instruments outstanding at the end of the period. Application of the treasury stock method would reduce this amount if they had a dilutive effect and were included in the computation of diluted net loss per share.
(2)Shares of Class V common stock at the end of the period, including shares tied to unvested Common Units, are considered potentially dilutive shares of Class A common stock under the application of the if-converted method.
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Note 10: Redeemable Non-controlling Interest
Non-controlling interest represents the portion of P3 LLC that the Company controls and consolidates but does not own (i.e., the Common Units held directly by the equity holders other than the Company).
The ownership of the Common Units is summarized as follows:

	September 30, 2023		December 31, 2022
	Units (in thousands)	Ownership %	Units (in thousands)	Ownership %
P3 Health Partners Inc.’s ownership of Common Units	114,249	36.5%	41,579	17.1%
Non-controlling interest holders’ ownership of Common Units	198,354	63.5%	201,592	82.9%
Total Common Units	312,603	100.0%	243,171	100.0%
During the nine months ended September 30, 2023, there were an aggregate of 3.5 million shares of Class A common stock issued to P3 LLC members in connection with such members’ redemptions of an equivalent number of Common Units and corresponding cancellation and retirement of an equivalent number of Class V common stock. Such retired shares of Class V common stock may not be reissued. The redemptions occurred pursuant to the terms of the P3 LLC Amended & Restated Limited Liability Agreement dated as of the Closing Date (“P3 LLC A&R LLC Agreement”). There was no Common Unit exchange or redemption activity during the nine months ended September 30, 2022.
As of September 30, 2023, there was no remeasurement adjustment recorded as the fair value of redeemable non-controlling interest (i.e., based on the five-day volume weighted average price of a share of Class A common stock) was lower than the carrying value. As of September 30, 2022, a remeasurement adjustment of $19.4 million was recorded as the fair value of redeemable non-controlling interest was higher than the carrying value. The offset of the fair value adjustment was recorded to additional paid in capital.
Note 11: Segment Reporting
The Company’s operations are organized under one reportable segment. The Chief Executive Officer, who is the Company’s CODM, manages the Company’s operations and reviews financial information on a consolidated basis. Decisions regarding resource allocation and assessment of profitability are based on the Company’s responsibility to deliver high quality primary medical care services to its patient population. For the periods presented, all the Company’s revenue was earned in the United States. Likewise, all the Company’s long-lived assets were located in the United States.
Note 12: Commitments and Contingencies
In 2021, a discrepancy was identified in the service agreement with one of the Company’s health plans resulting in a renegotiation of the agreement. In January 2023, the renegotiation was settled and the Company reflected the known settlement of $5.0 million within health plan settlements payable as of December 31, 2022. The remaining settlement balance of $3.5 million is recorded within health plan settlements payable as of September 30, 2023.
Note 13: Variable Interest Entities
P3 LLC has Management Services Agreements (“MSAs”) and deficit funding agreements with the Network. The MSAs provide that the P3 LLC will furnish administrative personnel, office supplies and equipment, general business services, contract negotiation, and billing and collection services to the Network. Fees for these services are the excess of the Network’s revenue over expenses. Per the deficit funding agreements, P3 LLC is obligated to advance funds, as needed, to support the Network’s working capital needs to the extent operating expenses exceed gross revenue. These advances accrue interest at a rate of prime plus 2%. Net advances made to the Network and accrued interest on those advances are presented within due to consolidated entities of P3 in the table below. Additionally, P3 LLC entered into stock transfer restriction agreements with the practice shareholders of the Network, which, by way of a call option, unequivocally permit P3 LLC to appoint successor physicians if a practice shareholder vacates their ownership position. Accordingly, P3 LLC identifies itself as the primary beneficiary of the Network. Practice shareholders, who are employees of P3 LLC, retain equity ownership in the Network, which represents nominal non-controlling interests; however, the non-controlling interests do not participate in the profit or loss of the Network.
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P3 LLC, directly or indirectly via its wholly owned subsidiaries, may not use or access any net assets of these VIEs to settle its obligations or the obligations of its wholly owned subsidiaries. Additionally, the creditors of the VIEs do not have recourse to the net assets of P3 LLC.
Since P3 LLC represents substantially all the assets and liabilities of the Company, the following tables provide a summary of the assets, liabilities, and operating performance of only VIEs held at the P3 LLC level.

	September 30, 2023	December 31, 2022
	(in thousands)
ASSETS
Cash	$9,313	$1,759
Clinic fees, insurance and other receivable	201	1,178
Prepaid expenses and other current assets	1,424	121
Property and equipment, net	16	44
Other long-term assets	98	—
Due from consolidated entities of P3	—	3,012
TOTAL ASSETS	$11,052	$6,114
LIABILITIES AND MEMBERS’ DEFICIT
Accounts payable	$5,103	$7,800
Accrued expenses and other current liabilities	916	262
Accrued payroll	2,862	1,885
Claims payable	6,109	—
Other long-term liabilities	886	—
Due to consolidated entities of P3	46,049	36,025
TOTAL LIABILITIES	61,925	45,972
MEMBERS’ DEFICIT	(50,873)	(39,858)
TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$11,052	$6,114

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Revenue	$9,024	$13,594	$29,374	$39,463
Expense	11,364	15,732	36,886	46,709
Net loss	$(2,340)	$(2,138)	$(7,512)	$(7,246)
Note 14: Capitalization
March 2023 Private Placement
On April 6, 2023, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated March 30, 2023 with the purchasers named therein (the “Purchasers”), which included certain affiliated entities of Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“CPF”), and the Company’s Chief Medical Officer and member of the Company’s board of directors, the Company issued 79.9 million units at a price of approximately $1.12 per unit for institutional investors, and a purchase price of approximately $1.19 per unit for employees and consultants. Each unit consists of one share of Class A common stock and 0.75 of a warrant to purchase one share of Class A common stock at an exercise price of $1.13. Certain institutional investors elected to receive pre-funded warrants to purchase Class A common stock in lieu of a portion of their Class A common stock. In total, the Company sold (i) an aggregate of 69.2 million shares of its Class A common stock (the “Shares”), (ii) warrants to purchase an aggregate of 59.9 million shares of Class A common stock (the “Common Warrants”), and (iii) pre-funded warrants to purchase an aggregate of 10.8 million shares of Class A common stock (the “Pre-Funded Warrants” and, together with the Common Warrants, the “Warrants”) for
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aggregate proceeds of $86.6 million, net of $2.9 million in offering costs (collectively, the “March 2023 Private Placement”). The Warrants were recorded as equity-classified financial instruments.
Registration Rights Agreement
On April 6, 2023, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare a registration statement for purposes of registering the resale of the Shares and shares of common stock issuable upon exercise of the Warrants, which was filed with the SEC on May 2, 2023 and declared effective by the SEC on June 14, 2023. The Registration Rights Agreement also contains certain shelf takedown and piggyback rights.
The Company has also agreed, among other things, to indemnify the Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and to pay all fees and expenses incident to the Company’s obligations under the Registration Rights Agreement.
Letter Agreement with CPF
On April 6, 2023, in connection with the Purchase Agreement, the Company entered into a letter agreement (the “Letter Agreement”) with CPF, Chicago Pacific Founders GP III, L.P., a Delaware limited partnership (“CPF GP III”) (on behalf of the funds of which CPF is the general partner, certain funds of which CPF GP III is the general partner) and/or certain of their affiliated entities and funds (collectively, the “CPF Parties”). The Letter Agreement provides, pursuant to certain stipulations, that CPF will be entitled to designate one additional independent member of the Company’s board of directors and that CPF will be entitled to certain information rights and protective provisions. As of the date of the issuance of these condensed consolidated financial statements, CPF has not exercised its right to designate a director under the terms of the Letter Agreement. CPF Parties also agreed to a standstill restriction from the date of the closing of the March 2023 Private Placement to June 30, 2024 that limits the ownership of the CPF Parties to 49.99% of the Company’s Class A common stock and Class V common stock.
RSU Transaction Bonuses
In August 2023, the Company granted an aggregate of 2.5 million restricted stock units (“RSUs”) pursuant to the P3 Health Partners Inc. 2021 Incentive Award Plan to the Company’s Chief Executive Officer and Chief Medical Officer (collectively, the “Executives”) in full satisfaction of the “Second Bonus” earned by each Executive during the year ended December 31, 2022 pursuant to the terms of the Transaction Bonus Agreements, dated May 2022, entered into between each Executive and the Company and P3 Health Group Management, LLC in connection with the consummation of the Business Combinations (together, the “RSU Transaction Bonuses”). The Second Bonus of $5.0 million in the aggregate was recorded within accrued payroll on the condensed consolidated balance sheet as of December 31, 2022. The RSUs were fully vested at the time of grant. The fair value of the RSUs granted was $5.6 million based on the closing price of one share of Class A common stock of $2.22 on the grant date, $0.6 million of which was recorded in equity-based compensation during the three and nine months ended September 30, 2023. Each RSU represents a right to receive one share of Class A common stock. The RSUs will be settled in Class A common stock on the earlier of (i) December 31, 2023 and (ii) the closing of the Company’s first underwritten offering and sale of common stock.
Note 15: Subsequent Events
During October 2023, an aggregate of 0.6 million shares of Class A common stock were issued to P3 LLC members in connection with such members’ redemptions of an equivalent number of Common Units and corresponding cancellation and retirement of an equivalent number of Class V common stock. Such retired shares of Class V common stock may not be reissued. The redemptions occurred pursuant to the terms of the P3 LLC A&R LLC Agreement.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis is intended to provide the reader with an understanding of our business, including an overview of our results of operations and liquidity and should be read in conjunction with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 10-Q, as well as our audited financial statements and related notes and in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2022 Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements,” in Part II, Item 1A. “Risk Factors” and elsewhere in this Form 10-Q. Our historical results are not necessarily indicative of the results that may be expected for any periods in the future.
Overview
P3 is a patient-centered and physician-led population health management company. We strive to offer superior care to all those in need. We believe that the misaligned incentives in the fee-for-service (“FFS”) healthcare payment model and the fragmentation between physicians and care teams has led to sub-optimal clinical outcomes, limited access, high spending and unnecessary variability in the quality of care. We believe that a platform such as ours, which helps to realign incentives and focuses on treating the full patient, is uniquely positioned to address these healthcare challenges.
We have leveraged the expertise of our management team’s more than 20 years of experience in population health management, to build our “P3 Care Model.” The key attributes that differentiate P3 include: 1) patient-focused model, 2) physician-led model, and 3) our broad delegated model. Our model operates by entering into arrangements with payors providing for monthly payments to manage the total healthcare needs of members attributed to our primary care physicians. In tandem, we enter into arrangements directly with existing physician groups or independent physicians in the community to join our value-based (“VBC”) care network. In our model, physicians are able to retain their independence and entrepreneurial spirit, while gaining access to the tools, teams and technologies that are key to success in a VBC model, all while sharing in the savings from successfully improving the quality of patient care and reducing costs.
We operate in the $829 billion Medicare market, which covers approximately 65 million eligible lives as of 2021. Our core focus is the MA market, which makes up approximately 48% of the overall Medicare market, or nearly 28 million Medicare eligible lives in 2022. Medicare beneficiaries may enroll in an MA plan, under which payors contract with the Centers for Medicare & Medicaid Services (“CMS”) to provide a defined range of healthcare services that are comparable to Medicare FFS (which is also referred to as “traditional Medicare”).
We predominantly enter into capitated contracts with the nation’s largest health plans to provide holistic, comprehensive healthcare to MA members. Under the typical capitation arrangement, we are entitled to per member per month (“PMPM”) fees from payors to provide a defined range of healthcare services for MA health plan members attributed to our primary care physicians (“PCPs”). These PMPM fees comprise our capitated revenue and are determined as a percent of the premium (“POP”) payors receive from CMS for these members. Our contracted recurring revenue model offers us highly predictable revenue, and rewards us for providing high-quality care rather than driving a high volume of services. In this capitated arrangement, our goals are well-aligned with payors and patients alike—the more we improve health outcomes, the more profitable we will be over time.
Under this capitated contract structure, we are generally responsible for all members’ medical costs across the care continuum, including, but not limited to emergency room and hospital visits, post-acute care admissions, prescription drugs, specialist physician spend and primary care spend. Keeping members healthy is our primary objective. When they need medical care, delivery of the right care in the right setting can greatly impact outcomes.
When our members need care outside of our network of PCPs, we utilize a number of tools including network management, utilization management and claims processing to ensure that the appropriate quality care is provided.
Our company was formed in 2017 and our first at-risk contract became effective on January 1, 2018. We have demonstrated an ability to rapidly scale, primarily entering markets with our affiliate physician model, and expanding to a PCP network of approximately 2,700 physicians, in 18 markets (counties) across five states in just over five years of operations as of September 30, 2023. As of September 30, 2023, our PCP network served approximately 105,600 at-risk MA members.
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COVID-19 and Macroeconomic Update
There is continued uncertainty about the scope, duration, severity, trajectory, and lasting impact of COVID-19. Due to our recurring contracted revenue model, the COVID-19 pandemic has not historically had a material impact on our revenue. Nearly 99% of the Company’s total revenue during the nine months ended September 30, 2023 is recurring, consisting of fixed monthly PMPM capitation payments received from MA health plans.
Because of the nature of capitation arrangements, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods. The full extent to which COVID-19 will directly or indirectly impact our future results of operations and financial condition will depend on multiple factors. Such factors include, but are not limited to, the scope and duration of any future stay-at-home practices and business closures and restrictions, government-imposed or recommended suspensions of elective procedures, and expenses required for supplies and personal protective equipment. Because of these factors, management may not be able to fully estimate the length or severity of the impact of the pandemic on our business. However, management will continue to closely evaluate and monitor the nature and extent of these potential impacts to our business, results of operations and liquidity. The long-term medical impact of COVID-19 infections remain a concern that our medical leadership team continues to closely monitor.
Key Factors Affecting our Performance
Growing Medicare Advantage Membership on Our Platform
Membership and revenue are tied to the number of members attributed to our physician network by our payors. We believe we have multiple avenues to serve additional members, including through:
•Growth in membership under our existing contracts and existing markets:
◦Patients who are attributed to our physician network who (a) age into Medicare and elect to enroll in MA or (b) elect to convert from Medicare FFS to MA.
•Adding new contracts (either payor contracts or physician contracts) in existing markets.
•Adding new contracts (either payor contracts or physician contracts) in adjacent and new markets.
Growing Existing Contract Membership
As new patients age-in to Medicare and enroll in MA through our payors, they become attributed to our network of physicians with little incremental cost to us.
In addition to age-ins, Medicare eligible patients can change their enrollment selections during select periods throughout the year. Our sales and marketing teams actively work with local community partners to connect with Medicare eligible patients and make them aware of their healthcare choices and the services that we offer with our VBC model, including greater access to their physicians and customized care plans catered to their needs. The ultimate effect of our marketing efforts is increased awareness of P3 and additional patients choosing us as their primary care provider. We believe that our marketing efforts also help to grow our payor partners’ membership base as we grow our own patient base and help educate patients about their choices on Medicare, further aligning our model with that of healthcare payors.
Growing Membership in Adjacent and New Markets
Our affiliate model allows us to quickly and efficiently enter into new and adjacent markets in two ways: (1) partnering with payors and (2) partnering with providers. Because our model honors the existing patient-provider relationship, we are able to deploy our care model around existing physicians in a given a market. By utilizing the local healthcare infrastructure, we can quickly build a network of PCPs to serve the healthcare needs of contracted members.
Our business development and managed care teams maintain an active pipeline of new partnership opportunities for both providers and payors. These potential opportunities are developed through significant inbound interest and the deep relationships our team has developed with their more than 20 years of experience in the VBC space and our proactive assessment of expansion markets. When choosing a market to enter, we make our decision on a county-by-county basis
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across the United States. We look at various factors including: (i) population size, (ii) payor participants and concentration, (iii) health system participants and concentration, and (iv) competitive landscape.
When entering a new market, we supplement the existing physician network with local market leadership teams and support infrastructure to drive the improvement in medical cost and quality. When entering an adjacent market, we are able to leverage the investments we previously made to have a faster impact on our expanded footprint. As of September 30, 2023, we operate in 18 markets, markets being counties, across five states.
Growing Membership in Existing Markets
Once established in a market, we have an opportunity to efficiently expand both our provider and payor contracts. Given the benefits PCPs experience from joining our P3 Care Model, which offers providers the teams, tools and technologies to better support their patient base, we often experience growth in our affiliate network after entering a market. Because of the benefits, we have also historically experienced high retention with our affiliate providers. From 2018 through September 30, 2023, we experienced a 98% physician retention rate in our affiliate provider network. By expanding our affiliate provider network and adding new physicians to the P3 network, we can quickly increase the number of contracted at-risk members under our existing health plan arrangements.
Additionally, by expanding the number of contracted payors, we can leverage our existing infrastructure to quickly increase our share of patients within our physician network.
Growing Capitated Revenue Per Member
Medicare pays capitation using a risk adjusted model, which compensates payors based on the health status, or acuity, of each individual member. Payors with higher acuity members receive a higher payment and those with lower acuity members receive a lower payment. Moreover, some of our capitated revenue also includes adjustments for performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors. Given the prevalence of FFS arrangements, our patients often have historically not participated in a VBC model, and therefore their health conditions are poorly documented. Through the P3 Care Model, we determine and assess the health needs of our patients and create an individualized care plan consistent with those needs. We capture and document health conditions as a part of this process. We expect that our PMPM revenue will continue to improve the longer members participate in our care model as we better understand and assess their health status (acuity) and coordinate their medical care.
Effectively Managing Member Medical Expense
Our medical claims expense is our largest expense category, representing 85% of our total operating expenses for the nine months ended September 30, 2023. We manage our medical costs by improving our members access to healthcare. Our care model focuses on maintaining health and leveraging the primary care setting as a means of avoiding costly downstream healthcare costs, such as emergency department visits and acute hospital inpatient admissions. The power of our model is reflected in the relative performance of our network when compared to local FFS benchmarks.
Achieving Operating Efficiencies
As a result of our affiliate model and ability to leverage our existing local and national infrastructure, we generate operating efficiencies at both the market and enterprise level. Our local corporate, general and administrative expense, which includes our local leadership, care management teams and other operating costs to support our markets, are expected to decrease over time as a percentage of revenue as we add members to our existing contracts, grow membership with new payor and physician contracts, and our revenue subsequently increases. Our corporate general and administrative expenses at the enterprise level include resources and technology to support payor contracting, quality, data management, delegated services, finance and legal functions. While we expect our absolute investment in our enterprise resources to increase over time, we expect our investment will decrease as a percentage of revenue when we are able to leverage our infrastructure across a broader group of at-risk members. We expect our corporate, general and administrative expenses to increase in absolute dollars in the future as we continue to invest to support growth of our business, as well as due to the costs required to operate as a public company, including insurance coverage, investments in internal audit, investor relations and financial reporting functions, fees paid to the Nasdaq Stock Market, and increased legal and audit fees.
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Impact of Seasonality
Our operational and financial results reflect some variability depending upon the time of year in which they are measured. This variability is most notable in the following areas:
At-Risk Member Growth. While new members are attributed to our platform throughout the year, we experience the largest portion of our at-risk member growth during the first quarter. Contracts with new payors typically begin on January 1, at which time new members become attributed to our network of physicians. Additionally, new members are attributed to our network on January 1, when plan enrollment selections made during the prior Annual Enrollment Period from October 15 through December 7 of the prior year take effect.
Revenue Per Member. Our revenue is based on percentage of premium we have negotiated with our payors as well as our ability to accurately and appropriately document the acuity of a member’s health status. We experience some seasonality with respect to our per member revenue as it will generally decline over the course of the year. In January of each year, CMS revises the risk adjustment factor for each patient based upon health conditions documented in the prior year, leading to an overall increase in per-patient revenue. As the year progresses, our per-patient revenue declines as new patients join us typically with less complete or accurate documentation (and therefore lower risk-adjustment scores) and patients with more severe acuity profiles (and, therefore, higher per member revenue rates) expire.
Medical Costs. Medical expense is driven by utilization of healthcare services by our attributed membership. Medical expense will vary seasonally depending on a number of factors, including the weather and the number of business days. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which will result in an increase in medical expenses during these time periods. We would therefore expect to see higher levels of per-member medical expense in the first and fourth quarters. Business days can also create year-over-year comparability issues if one year has a different number of business days compared to another.
Non-GAAP Financial Measures and Key Performance Metrics
We use certain financial measures, which are not calculated in accordance with accounting principles generally accepted in the U.S. (“GAAP”), as well as key performance metrics, to supplement our consolidated financial statements. The measures set forth below should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures and key performance metrics as used by us may not be comparable to similarly titled measures used by other companies. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The presentation of non-GAAP financial measures and key performance metrics provides additional information to investors regarding our results of operations that our management believes is useful for identifying trends, analyzing and benchmarking the performance of our business.
Non-GAAP Financial Measures
Adjusted EBITDA
The key non-GAAP metric we utilize to measure our profitability and performance is Adjusted EBITDA. We present Adjusted EBITDA because we believe it helps investors understand underlying trends in our business and facilitates an understanding of our operating performance from period to period because it facilitates a comparison of our recurring core business operating results.
By definition, EBITDA consists of net income (loss) before interest, income taxes, depreciation, and amortization. We define Adjusted EBITDA as EBITDA, further adjusted to exclude the effect of certain supplemental adjustments, such as mark-to-market warrant gain/loss, premium deficiency reserves, equity-based compensation expense, and certain other items that we believe are not indicative of our core operating performance. Our definition of Adjusted EBITDA may not be the same as the definitions used in any of our debt agreements.
Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. It is unaudited and should not be considered an alternative to, or more meaningful than, net income (loss) as an indicator of our operating performance. Uses of cash flows that are not reflected in Adjusted EBITDA include capital expenditures, interest payments, debt principal repayments, and other expenses defined above, which can be significant. As a result, Adjusted EBITDA should not be considered as a measure of our liquidity.
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Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA set forth below and not rely on any single financial measure to evaluate our business.
The following table sets forth a reconciliation of our net loss, the most directly comparable GAAP metric, to Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Net loss	$(37,289)	$(65,329)	$(117,319)	$(1,029,225)
Interest expense, net	4,002	2,963	11,939	8,418
Depreciation and amortization expense	21,721	21,815	65,041	65,287
Provision for income taxes	412	—	928	—
Mark-to-market of stock warrants	(755)	2,568	327	(3,386)
Premium deficiency reserve	(12,489)	(7,302)	(9,361)	(10,116)
Equity-based compensation	2,251	1,784	4,259	17,211
Transaction and other related costs(1)	—	1,844	70	10,956
Goodwill impairment	—	—	—	851,456
Other(2)	(185)	1,350	2,868	1,499
Adjusted EBITDA loss	$(22,332)	$(40,307)	$(41,248)	$(87,900)
_____________________
(1)Transaction and other related costs during the nine months ended September 30, 2023 consisted of legal fees incurred related to acquisition-related litigation.
(2)Other during the three and nine months ended September 30, 2023 consisted of (i) interest income offset by (ii) cybersecurity incident loss with respect to the nine months ended September 30, 2023, (iii) restructuring and other charges, including severance and benefits paid to employees pursuant to workforce reduction plans with respect to the nine months ended September 30, 2023, (iv) the disposition of our Pahrump operations, (v) expenses for third-party consultants to assist us with the development, implementation, and documentation of new and enhanced internal controls and processes for compliance with Sarbanes-Oxley Section 404(b) with respect to the nine months ended September 30, 2023, (vi) a legal settlement outside of the ordinary course of business with respect to the nine months ended September 30, 2023, and (vii) valuation allowance on our notes receivable.
Medical Margin
Medical margin is a non-GAAP financial metric. We present medical margin because we believe it helps investors understand underlying trends in our business and facilitates an understanding of our operating performance from period to period by facilitating a comparison of our recurring core business operating results.
Medical margin represents the amount earned from capitation revenue after medical claims expenses are deducted. Medical claims expenses represent costs incurred for medical services provided to our members. As our platform grows and matures over time, we expect medical margin to increase in absolute dollars; however, medical margin PMPM may vary as the percentage of new members brought onto our platform fluctuates. New membership added to the platform is typically dilutive to medical margin PMPM.
Medical margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using medical margin on a supplemental basis. You should review the reconciliation of gross profit to medical margin set forth below and not rely on any single financial measure to evaluate our business.
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The following table presents our medical margin:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Capitated revenue	$285,153	$243,988	$909,473	$780,775
Less: medical claims expense	(248,918)	(235,065)	(783,497)	(725,267)
Medical margin	$36,235	$8,923	$125,976	$55,508
Effective for the quarter ended June 30, 2023, we modified the method by which we reconcile medical margin. Previously, we reconciled medical margin to operating loss as the most directly comparable measure calculated in accordance with GAAP. In the current period and on a go-forward basis we will reconcile to gross profit as we have determined that gross profit is the most directly comparable GAAP measure. The change does not impact the medical margin calculation, and this change has no material impact on key performance indicators or other metrics.

The following table sets forth a reconciliation of our gross profit, the most directly comparable GAAP metric, to medical margin:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Gross profit	$9,131	$(6,517)	$52,453	$3,212
Other patient service revenue	(3,198)	(4,272)	(10,041)	(10,483)
Other medical expense	30,302	19,712	83,564	62,779
Medical margin	$36,235	$8,923	$125,976	$55,508
Key Performance Metrics
We monitor the following operating metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.
Gross Profit
Gross profit represents the amount earned from total operating revenue less the sum of: (i) medical claims expenses and (ii) other medical expenses including physician compensation expense related to surplus sharing and bonuses and other direct medical expenses incurred to improve care for our members. We believe this metric provides insight into the economics of the P3 Care Model, as it includes all medical claims expense associated with our members’ care as well as partner compensation and additional medical costs we incur as part of our aligned partnership model. Other medical expenses are largely variable and proportionate to the level of surplus in each respective market, among other cost factors.
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The following table presents our gross profit:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in thousands)
Total operating revenue	$288,351	$248,260	$919,514	$791,258
Less: medical claims expense	(248,918)	(235,065)	(783,497)	(725,267)
Less: other medical expense	(30,302)	(19,712)	(83,564)	(62,779)
Gross profit	$9,131	$(6,517)	$52,453	$3,212
At-Risk Membership
At-risk membership represents the approximate number of Medicare Advantage members for whom we receive a fixed percentage of premium under capitation arrangements as of the end of a particular period. We had 105,600 and 101,000 at-risk members as of September 30, 2023 and 2022, respectively.
Affiliate Primary Care Physicians
Affiliate primary care physicians represent the approximate number of primary care physicians included in our affiliate network, with whom members may be attributed under our capitation arrangements, as of the end of a particular period. We had 2,700 and 2,800 primary care physicians as of September 30, 2023 and 2022, respectively.
Platform Support Costs
Our platform support costs, which include regionally-based support personnel and other operating costs to support our markets, are expected to decrease over time as a percentage of revenue as our physician partners add members and our revenue grows. Our operating expenses at the enterprise level include resources and technology to support payor contracting, clinical program development, quality, data management, finance, and legal functions. We exclude costs related to the operations of our owned medical clinics and wellness centers.
The table below represents costs to support our markets and enterprise functions, which are included in corporate, general and administrative expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(dollars in thousands)
Platform support costs	$25,932	$30,378	$78,583	$86,321
% of total operating revenue	9%	12%	9%	11%
Key Components of Results of Operations
Revenue
Capitated revenue. We contract with health plans using an at-risk model. Under the at-risk model, we are responsible for the cost of all covered health care services provided to members assigned by the health plans to the Company in exchange for a fixed payment, which generally is a POP based on health plans’ premiums received from CMS. Through this capitation arrangement, we stand ready to provide assigned Medicare Advantage members all their medical care via our directly employed and affiliated physician/specialist network.
The premiums health plans receive are determined via a competitive bidding process with CMS and are based on the costs of care in local markets and the average utilization of services by patients enrolled. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual patient. Medicare Advantage plans with higher acuity patients receive higher premiums. Conversely, Medicare Advantage plans with lower acuity patients receive lesser premiums. Under the risk adjustment model, capitation is paid on an interim basis based on enrollee data submitted for the preceding year and is adjusted in subsequent periods after final data is
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compiled. As premiums are adjusted via this risk adjustment model (using a Risk Adjustment Factor, “RAF”), our PMPM payments change commensurately with how our contracted Medicare Advantage plans’ premiums change with CMS.
The transaction price for these contracts is variable as it primarily includes PMPM fees, which can fluctuate throughout the course of the year based on the acuity of each individual enrollee. In certain contracts, PMPM fees also include adjustments for items such as performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors. Capitated revenue is recognized based on an estimated PMPM transaction price to transfer the service for a distinct increment of the series and is recognized net of projected acuity adjustments and performance incentives or penalties as we can reasonably estimate the ultimate PMPM payment of those contracts. We recognize revenue in the month in which attributed members are entitled to receive healthcare benefits during the contract term. The capitation amount is subject to possible retroactive premium risk adjustments based on the member's individual acuity.
Other patient service revenue. Other patient service revenue is comprised primarily of encounter-related fees to treat patients outside of our at-risk arrangements at company owned clinics. Other patient service revenue also includes ancillary fees earned under contracts with certain payors for the provision of certain care coordination and other care management services. These services are provided to patients covered by these payors regardless of whether those patients receive their care from our directly employed or affiliated medical groups.
Operating Expense
Medical expense. Medical expenses primarily include costs of all covered services provided to members by non-P3 employed providers. This also includes an estimate of the cost of services that have been incurred, but not yet reported (“IBNR”). IBNR is recorded as claims payable on the accompanying condensed consolidated balance sheets. Estimates for incurred claims are based on historical enrollment and cost trends while also taking into consideration operational changes. Future and actual results typically differ from estimates. Differences could result from an overall change in medical expenses per member, changes in member mix or simply due to the addition of new members. IBNR estimates are made on an accrual basis and adjusted in future periods as required. To the extent we revise our estimates of incurred but not reported claims for prior periods up or down, there would be a correspondingly favorable or unfavorable effect on our current period results that may or may not reflect changes in long term trends in our performance.
Premium deficiency reserve. Premium deficiency reserves (“PDR”) are recognized when it is probable that expected future health care costs and maintenance costs under a group of existing contracts will exceed anticipated future premiums and stop-loss insurance recoveries on those contracts. PDR represents the advance recognition of a probable future loss in the current period’s financial statements.
Corporate, general and administrative expense. Corporate, general and administrative expenses include employee-related expenses, including salaries and related costs and equity-based compensation for our executive, technology infrastructure, operations, clinical and quality support, finance, legal, and human resources departments. In addition, general and administrative expenses include all corporate technology and occupancy costs.
Sales and marketing expense. Sales and marketing expenses consist of costs related to patient and provider marketing and community outreach. These expenses capture all costs for both our local and enterprise sales and marketing efforts.
Depreciation and amortization expense. Depreciation expense is associated with our property and equipment, including leasehold improvements, computer equipment and software, furniture and fixtures, and internally developed software. Amortization expense is associated with definite lived intangible assets, including trademarks and tradenames, customer contracts, provider network agreements, and payor contracts.
Goodwill impairment. During the nine months ended September 30, 2022, we recorded a $851.5 million goodwill impairment charge due to the presence of certain macroeconomic and financial market conditions, industry-specific considerations, our performance, and the sustained decrease in the price of our Class A common stock. We do not have any goodwill as of December 31, 2022.
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Other Income (Expense)
Interest expense, net. Interest expense primarily consists of interest on our term loan facility and unsecured promissory note and amortization of debt issuance costs and original issue discount.
Mark-to-market of stock warrants. Mark-to-market of stock warrants consists of the change in the fair value on the revaluation of warrant liabilities associated with our public and private placement Class A common stock warrants.
Other. Other consists of gains and losses resulting from other transactions.
Income Taxes
P3 LLC is treated as a partnership for U.S. federal and most applicable state and local income tax jurisdictions. As a partnership, P3 LLC is generally not subject to U.S. federal, state and local income taxes. Any taxable income or loss generated by P3 LLC is passed through to and included within the taxable income or loss of its members, including us, on a pro rata basis. We are subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income or loss generated by P3 LLC.
Non-controlling Interest
We consolidate the financial results of P3 LLC and report a non-controlling interest on our consolidated statements of operations, representing the portion of net income or loss attributable to the non-controlling interest. The weighted average ownership percentages during the period are used to calculate the net income or loss attributable to P3 Health Partners Inc. and the non-controlling interest.
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Results of Operations
The following table sets forth our condensed consolidated statements of operations data for the periods indicated. Amounts may not sum due to rounding.

	Three Months Ended September 30, 2023	% of Revenue	Three Months Ended September 30, 2022	% of Revenue
	(dollars in thousands)
Operating revenue:
Capitated revenue	$285,153	99%	$243,988	98%
Other patient service revenue	3,198	1	4,272	2
Total operating revenue	288,351	100	248,260	100
Operating expense:
Medical expense	279,220	97	254,777	103
Premium deficiency reserve	(12,489)	(4)	(7,302)	(3)
Corporate, general and administrative expense	33,065	11	37,863	15
Sales and marketing expense	654	—	1,118	—
Depreciation and amortization	21,721	8	21,815	9
Total operating expense	322,171	112	308,271	124
Operating loss	(33,820)	(12)	(60,011)	(24)
Other income (expense):
Interest expense, net	(4,002)	(1)	(2,963)	(1)
Mark-to-market of stock warrants	755	—	(2,568)	(1)
Other	190	—	213	—
Total other expense	(3,057)	(1)	(5,318)	(2)
Loss before income taxes	(36,877)	(13)	(65,329)	(26)
Provision for income taxes	(412)	—	—	—
Net loss	(37,289)	(13)	(65,329)	(26)
Net loss attributable to redeemable non-controlling interest	(23,993)	(8)	(54,156)	(22)
Net loss attributable to controlling interest	$(13,296)	(5)%	$(11,173)	(5)%
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	Nine Months Ended September 30, 2023	% of Revenue	Nine Months Ended September 30, 2022	% of Revenue
	(dollars in thousands)
Operating revenue:
Capitated revenue	$909,473	99%	$780,775	99%
Other patient service revenue	10,041	1	10,483	1
Total operating revenue	919,514	100	791,258	100
Operating expense:
Medical expense	867,061	94	788,046	100
Premium deficiency reserve	(9,361)	(1)	(10,116)	(1)
Corporate, general and administrative expense	97,931	11	117,560	15
Sales and marketing expense	2,512	—	3,391	—
Goodwill impairment	—	—	851,456	108
Depreciation and amortization	65,041	7	65,287	8
Total operating expense	1,023,184	111	1,815,624	229
Operating loss	(103,670)	(11)	(1,024,366)	(129)
Other income (expense):
Interest expense, net	(11,939)	(1)	(8,418)	(1)
Mark-to-market of stock warrants	(327)	—	3,386	—
Other	(455)	—	173	—
Total other income (expense)	(12,721)	(1)	(4,859)	(1)
Loss before income taxes	(116,391)	(13)	(1,029,225)	(130)
Provision for income taxes	(928)	—	—	—
Net loss	(117,319)	(13)	(1,029,225)	(130)
Net loss attributable to redeemable non-controlling interest	(85,008)	(9)	(853,125)	(108)
Net loss attributable to controlling interest	$(32,311)	(4)%	$(176,100)	(22)%
Comparison of the Three Months Ended September 30, 2023 and 2022
Revenue

	Three Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Capitated revenue	$285,153	$243,988	$41,165	17%
Other patient service revenue	3,198	4,272	(1,074)	(25)%
Total operating revenue	$288,351	$248,260	$40,091	16%
Capitated revenue was $285.2 million for the three months ended September 30, 2023, an increase of $41.2 million, or 17%, compared to capitated revenue of $244.0 million for the three months ended September 30, 2022. This increase was primarily driven by a 12% increase in capitated revenue rates, due to increased premiums from patients with a higher average level of acuity, and 5% increase in the total number of at-risk members from 101,000 at September 30, 2022 to 105,600 at September 30, 2023, which was in part a result of our participation in the Accountable Care Organization Realizing Equity, Access, and Community Health (“ACO REACH”) model, which began January 1, 2023. Capitated revenue was approximately 99% and 98% of total revenue for the three months ended September 30, 2023 and 2022, respectively.
Other patient service revenue was $3.2 million for the three months ended September 30, 2023, a decrease of $1.1 million, or 25%, compared to other patient service revenue of $4.3 million for the three months ended September 30, 2022. Other patient service revenue was approximately 1% and 2% of total revenue for the three months ended September 30, 2023 and 2022, respectively.
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Operating Expense
Medical Expense

	Three Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Medical expense	$279,220	$254,777	$24,443	10%
Medical expense was $279.2 million for the three months ended September 30, 2023, an increase of $24.4 million, or 10%, compared to medical expense of $254.8 million for the three months ended September 30, 2022. This increase was primarily driven by an increase in the total number of at-risk members year-over-year resulting from our participation in the ACO REACH Model, which began January 1, 2023 and a new health plan contract as of April 1, 2023, partially offset by the termination and conversion of certain health plans from at-risk to upside-only risk.
Premium Deficiency Reserve

	Three Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Premium deficiency reserve	$(12,489)	$(7,302)	$(5,187)	71%
Premium deficiency reserve was a benefit of $12.5 million for the three months ended September 30, 2023, an increase of $5.2 million, or 71%, compared to a benefit of $7.3 million for the three months ended September 30, 2022. The change was due to management’s assessment of expected future losses in 2023.
Corporate, General and Administrative Expense

	Three Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Corporate, general and administrative expense	$33,065	$37,863	$(4,798)	(13)%
Corporate, general, and administrative expense was $33.1 million for the three months ended September 30, 2023, a decrease of $4.8 million, or 13%, compared to corporate, general and administrative expense of $37.9 million for the three months ended September 30, 2022. The decrease was primarily due to a $5.3 million decrease in professional fees supporting our operations as a public company.

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Other Income (Expense)

	Three Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Other income (expense):
Interest expense, net	$(4,002)	$(2,963)	$(1,039)	35%
Mark-to-market of stock warrants	755	(2,568)	3,323	(129)%
Other	190	213	(23)	(11)%
Total other expense	$(3,057)	$(5,318)	$2,261	(43)%
Interest expense, net was $4.0 million for the three months ended September 30, 2023, an increase of $1.0 million, or 35.1%, compared to interest expense of $3.0 million for the three months ended September 30, 2022. This increase was primarily due to interest associated with the Company’s unsecured promissory note issued in December 2022.
Comparison of the Nine Months Ended September 30, 2023 and 2022
Revenue

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Capitated revenue	$909,473	$780,775	$128,698	16%
Other patient service revenue	10,041	10,483	(442)	(4)%
Total operating revenue	$919,514	$791,258	$128,256	16%
Capitated revenue was $909.5 million for the nine months ended September 30, 2023, an increase of $128.7 million, or 16%, compared to capitated revenue of $780.8 million for the nine months ended September 30, 2022. This increase was primarily driven by a 11% increase in capitated revenue rates, due to increased premiums from patients with a higher average level of acuity, and a 5% increase in the total number of at-risk members from 101,000 at September 30, 2022 to 105,600 at September 30, 2023, which was in part a result of our participation in the ACO REACH model, which began January 1, 2023. Capitated revenue was approximately 99% of total revenue for each of the nine months ended September 30, 2023 and 2022.
Other patient service revenue was $10.0 million for the nine months ended September 30, 2023, a decrease of $0.4 million, or 4%, compared to other patient service revenue of $10.5 million for the nine months ended September 30, 2022. Other patient service revenue was approximately 1% of total revenue for each of the nine months ended September 30, 2023 and 2022.
Operating Expense
Medical Expense

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Medical expense	$867,061	$788,046	$79,015	10%
Medical expense was $867.1 million for the nine months ended September 30, 2023, an increase of $79.0 million, or 10%, compared to medical expense of $788.0 million for the nine months ended September 30, 2022. This increase was primarily driven by an increase in the total number of at-risk members year-over-year resulting from our participation in the ACO REACH Model, which began January 1, 2023, and a new health plan contract as of April 1, 2023, partially offset by the termination and conversion of certain health plans from at-risk to upside-only risk.
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Premium Deficiency Reserve

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Premium deficiency reserve	$(9,361)	$(10,116)	$755	7%
Premium deficiency reserve was a benefit of $9.4 million for the nine months ended September 30, 2023, an increase of $0.8 million, or 7%, compared to a benefit of $10.1 million for the nine months ended September 30, 2022. The change was due to management’s assessment of expected future losses in 2023.
Corporate, General and Administrative Expense

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Corporate, general and administrative expense	$97,931	$117,560	$(19,629)	(17)%
Corporate, general, and administrative expense was $97.9 million for the nine months ended September 30, 2023, a decrease of $19.6 million, or 17%, compared to corporate, general and administrative expense of $117.6 million for the nine months ended September 30, 2022. The decrease was primarily due to decreases of $13.0 million in equity-based compensation expense, $2.8 million in salary and related expense, and $2.5 million in professional fees supporting our operations as a public company.
Other Income (Expense)

	Nine Months Ended September 30,		Change
	2023	2022	Amount	%
		(dollars in thousands)
Other income (expense):
Interest expense, net	$(11,939)	$(8,418)	$(3,521)	42%
Mark-to-market of stock warrants	(327)	3,386	(3,713)	(110)%
Other	(455)	173	(628)	(363)%
Total other income (expense)	$(12,721)	$(4,859)	$(7,862)	162%
Interest expense, net was $11.9 million for the nine months ended September 30, 2023, an increase of $3.5 million, or 41.8%, compared to interest expense of $8.4 million for the nine months ended September 30, 2022. This increase was primarily due to interest associated with the Company’s unsecured promissory note issued in December 2022.
Other expense was $0.5 million for the nine months ended September 30, 2023, which consisted primarily of a cybersecurity incident loss of $1.0 million offset by an increase in interest income on our notes receivable of $0.5 million.
Liquidity and Capital Resources
P3 Health Partners Inc. is a holding company and has no material assets other than its ownership of equity interests in P3 LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay taxes, make payments under the Tax Receivable Agreement (“TRA”), and to pay dividends will depend on the financial results and cash flows of P3 LLC and the distributions received from P3 LLC. Deterioration in the financial condition, earnings or cash flow of P3 LLC for any reason could limit or impair P3 LLC’s ability to pay such distributions. Additionally, to the extent that we need funds and P3 LLC is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or P3 LLC is otherwise unable to provide such funds, it
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could materially adversely affect our liquidity and financial condition. It is anticipated that the distributions we will receive from P3 LLC may, in certain periods, exceed the actual tax liabilities and obligations to make payments under the TRA.
Cash Sources
To date, we have financed our operations principally through the cash we obtained as a result of the business combinations in the fourth quarter of 2021, private placements of our equity securities, payments from our payors, issuances of promissory notes, and borrowings under our term loan facility. We generate cash from our operations, generally from our contracts with payors. We generate cash primarily from our contracts with payors. As of September 30, 2023, we had cash and restricted cash of $57.4 million.
The Company has experienced losses since its inception and net losses of $37.3 million and $117.3 million for the three and nine months ended September 30, 2023, respectively. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the strong growth we have experienced over the last five years and the investments we intend to make in expanding our business, which will require up-front expenses. Our future capital requirements will depend on many factors, including the pace of our growth, ability to manage medical costs, the maturity of our members, and our ability to raise capital. We may need to raise additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing and to the extent we are unsuccessful at doing so, we may need to adjust our growth trajectory to accommodate our capital needs and look for additional ways to generate cost efficiencies.
March 2023 Private Placement
On April 6, 2023, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated March 30, 2023 with the purchasers named therein (the “Purchasers”), which included certain affiliated entities of Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“CPF”) and our Chief Medical Officer and member of our board of directors, we issued 79.9 million units at a price of approximately $1.12 per unit for institutional investors, and a purchase price of approximately $1.19 per unit for employees and consultants. Each unit consists of one share of Class A common stock and 0.75 of a warrant to purchase one share of Class A common stock at an exercise price of $1.13. Certain institutional investors elected to receive pre-funded warrants to purchase Class A common stock in lieu of a portion of their Class A common stock. In total, we sold (i) an aggregate of 69.2 million shares of our Class A common stock (the “Shares”), (ii) warrants to purchase an aggregate of 59.9 million shares of Class A common stock (the “Common Warrants”), and (iii) pre-funded warrants to purchase an aggregate of 10.8 million shares of Class A common stock (the “Pre-Funded Warrants” and, together with the Common Warrants, the “Warrants”) to the Purchasers for aggregate proceeds of approximately $86.6 million, net of offering costs of approximately $2.9 million (collectively, the “March 2023 Private Placement”). See Note 14 “Capitalization” to our unaudited condensed consolidated financial statements included elsewhere in this Form 10-Q for additional information about the March 2023 Private Placement.
Term Loan
In November 2020, the Company entered a Term Loan and Security Agreement with CRG Servicing, LLC (as amended, the “Term Loan Agreement”) providing for funding of up to $100 million (the “Term Loan Facility”). The Term Loan Facility’s maturity date is December 31, 2025. As of September 30, 2023, we had $65.0 million of borrowings outstanding under the Term Loan Facility, and remaining availability under the Term Loan Facility ended upon termination of the commitment period on February 28, 2022. Interest is payable at 12.0% per annum on a quarterly cycle (in arrears), which began on March 31, 2021. In March 2021, we elected to pay interest at 8.0% with the remaining interest at 4.0% being added to principal as paid in-kind (“PIK”) for a period of three years (or 12 payments).
We are required to remain in compliance with financial covenants such as minimum liquidity of $5.0 million and annual minimum revenue levels. In addition, the Term Loan Agreement restricts our ability and the ability of our subsidiaries to, among other things, incur indebtedness and liens. On an annual basis, we must post a minimum amount of annual revenue equal to $525.0 million in 2023; $585.0 million in 2024 and $650.0 million in 2025. The maturity date may be accelerated as a remedy under the certain default provisions in the Term Loan Agreement, or in the event a mandatory prepayment event occurs.
In connection with the issuance of the VGS Promissory Note (defined below) and entry into the Subordination Agreement (defined below), on December 13, 2022, we entered into an amendment to the Term Loan Agreement to permit the issuance of the VGS Promissory Note and the entry into the Subordination Agreement.
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VGS Promissory Note
On December 13, 2022, we entered into a financing transaction with VBC Growth SPV LLC (“VGS”) which included the issuance an unsecured promissory note (the “VGS Promissory Note”) to VGS and the entry into a warrant agreement and the Subordination Agreement (defined below). The VGS Promissory Note provided for funding of up to $40.0 million. The maturity date of the VGS Promissory Note is May 19, 2026. As of September 30, 2023, we had $29.1 million of borrowings outstanding under the VGS Promissory Note, and remaining availability under the VGS Promissory Note ended upon termination of the commitment period on February 3, 2023. We paid VGS an up-front fee of 1.5% and will pay a back-end fee at the time the VGS Promissory Note is paid as follows: (i) if paid from July 1, 2023 through December 31, 2023, 6.75% and (ii) if paid on January 1, 2024 or later, 9.0%. Interest is payable at 14.0% per annum on a quarterly cycle (in arrears) beginning March 31, 2023. We may elect to pay interest of 6.0% in kind and 8.0% in cash, subject to certain limitations.
The VGS Promissory Note may be prepaid, at our option, either in whole or in part, without penalty or premium, at any time and from time to time, subject to the payment of the back-end fee; provided that prepayments must be in increments of at least $2.0 million. The VGS Promissory Note provides for mandatory prepayments with the proceeds of certain asset sales, and the Lender has the right to demand payment in full upon (i) a change of control of the Company and (ii) certain qualified financings (as defined in the VGS Promissory Note).
The VGS Promissory Note restricts our ability to, among other things, incur indebtedness and liens, and make investments and restricted payments. The maturity date may be accelerated as a remedy under the certain default provisions in the agreement, or in the event a mandatory prepayment event occurs.
In connection with the issuance of the VGS Promissory Note, we also entered into a subordination agreement, dated as of December 13, 2022 (the “Subordination Agreement”) with VGS which subordinates VGS’s right of payment under the VGS Promissory Note to the right of payment and security interests of the lenders under the Term Loan Facility. Under the terms of the Subordination Agreement, we will be required to pay all interest under the VGS Promissory Note in-kind. The VGS Promissory Note may be prepaid, at our option, either in whole or in part, without penalty or premium subject to certain conditions.
As of September 30, 2023, we were in compliance with the covenants under our Term Loan Facility and VGS Promissory Note; however, there can be no assurance that we will be able to maintain compliance with these covenants in the future or that the lenders under the term loan facility and unsecured promissory note or the lenders of any future indebtedness we may incur will grant any waiver or forbearance with respect to such covenants that we may request in the future.
Repurchase Promissory Note
In June 2019, we issued a share repurchase promissory note to a former equity investor for $15.0 million, which was subsequently amended in November 2020 (as amended, the “Repurchase Promissory Note”). The Repurchase Promissory Note automatically matures and is due and payable on the earlier of June 30, 2026, a change in control transaction, or an underwritten primary public offering, each as defined in the agreement. The Repurchase Promissory Note accrues PIK interest of 11.0% per year. The principal balance, accrued interest, and an exit fee of $0.6 million are due at maturity.
Cash Uses
Our primary uses of cash include payments for medical expenses, administrative expenses, cost associated with our care model, debt service, and capital expenditures. Final reconciliation and receipts of amounts due from payors are typically settled in arrears.
Pursuant to our election under Section 754 of the Internal Revenue Code (the “Code”), we expect to obtain an increase in our share of the tax basis in the net assets of P3 LLC when its units are redeemed or exchanged. We intend to treat any redemptions and exchanges of P3 LLC units as direct purchases of the units for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that we would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent the tax basis is allocated to those capital assets.
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In connection with the Business Combinations, we entered into a TRA that provides for the payment by us of 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize, as a result of (i) increases in our share of the tax basis in the net assets of P3 LLC resulting from any redemptions or exchanges of P3 LLC, (ii) tax basis increases attributable to payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA (the “TRA Payments”). We expect to benefit from the remaining 15% of any tax benefits that we may actually realize.
The estimation of a liability under the TRA is, by its nature, imprecise and subject to significant assumptions regarding a number of factors, including (but not limited to) the amount and timing of taxable income generated by the Company each year as well as the tax rate then applicable. As a result of the Business Combinations, we may recognize an estimated liability under the TRA of approximately $530.0 million if all P3 Equityholders redeem or exchange their Common Units for Class A common stock or cash at the earliest possible date permitted under the P3 LLC A&R LLC Agreement and assuming (a) the generation of sufficient future taxable income, (b) a trading price of $10 per share of Class A common stock at the time of the redemption or exchange, (c) a constant corporate combined U.S. federal and state income tax rate of 23.89% and (d) no material changes in tax law. The TRA liability is estimated to be $7.5 million as of September 30, 2023. Due to the Company’s history of losses, the Company has not recorded tax benefits associated with the increase in tax basis as a result of the Business Combinations. As a result, the Company determined that payments to TRA holders are not probable and no TRA liability has been recorded as of September 30, 2023.
As non-controlling interest holders exercise their right to exchange their units in P3 LLC, a TRA liability may be recorded based on 85% of the estimated future tax benefits that the Company may realize as a result of increases in the tax basis of P3 LLC. The amount of the increase in the tax basis, the related estimated tax benefits, and the related TRA liability to be recorded will depend on the price of the Company’s Class A common stock at the time of the relevant redemption or exchange.
Outside of the aforementioned, and any routine transactions made in the ordinary course of business, there have been no significant changes to our material cash requirements as disclosed in our 2022 Form 10-K.
Liquidity and Going Concern
As of the date of this Form 10-Q, we believe that our existing cash resources are not sufficient to support planned operations for at least the next year from the issuance of this Form 10-Q. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year after the date the unaudited condensed consolidated financial statements included elsewhere in this Form 10-Q are issued. In evaluating our ability to continue as a going concern, we considered our current projections of future cash flows, current financial condition, sources of liquidity, debt obligations for at least one year from the date of issuance of the unaudited condensed consolidated financial statements included elsewhere in this Form 10-Q, and whether we have the ability to meet our obligations. This evaluation of our cash resources available over the next year from the date of issuance of the unaudited condensed consolidated financial statements included elsewhere in this Form 10-Q does not take into consideration the potential mitigating effect of our ongoing efforts to raise capital or management’s plans that have not been fully implemented or the many factors that determine our capital requirements, including the pace of our growth, ability to manage medical costs and the maturity of our members. We continue to explore raising additional capital through a combination of debt financing and equity issuances. If we raise funds by issuing debt securities or preferred stock, or by incurring loans, these forms of financing would have rights, preferences, and privileges senior to those of holders of our common stock. If we raise capital through the issuance of additional equity, such sales and issuance would dilute the ownership interests of the existing holders of our Class A common stock. The availability and the terms under which we may be able to raise additional capital could be disadvantageous, and the terms of debt financing or other non-dilutive financing may involve restrictive covenants and dilutive financing instruments, which could place significant restrictions on our operations. Macroeconomic conditions and credit markets could also impact the availability and cost of potential future debt financing. There can be no assurances that any additional debt, other non-dilutive and/or equity financing would be available to us on favorable terms, or potentially at all. We expect to continue to incur net losses, comprehensive losses, and negative cash flows from operating activities in accordance with our operating plan. If we are unable to obtain additional funding when needed, we will need to curtail planned activities in order to reduce costs, which will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations, and future prospects.
The unaudited condensed consolidated financial statements included elsewhere in this Form 10-Q have been prepared assuming we will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.
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Cash Flows
The following table summarizes our cash flows:

	Nine Months Ended September 30,
	2023	2022
	(in thousands)
Net cash used in operating activities	$(60,150)	$(94,065)
Net cash used in investing activities	(2,039)	(7,783)
Net cash provided by (used in) financing activities	101,172	(3,625)
Net change in cash	38,983	(105,473)
Cash at beginning of period	18,457	140,834
Cash at end of period	$57,440	$35,361
Operating Activities
Net cash used in operating activities was $60.2 million for the nine months ended September 30, 2023, compared to $94.1 million for the nine months ended September 30, 2022. Significant changes impacting net cash used in operating activities during the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022 were primarily due to (i) cash sweeps of $25.7 million received in 2023, $15.2 million of which related to dates of service in 2022, (ii) $2.5 million in cash received in 2023 related to the release of indemnity funds previously escrowed as part of an acquisition in a prior year, and (iii) changes in working capital. As previously disclosed, cash sweeps of $12.3 million were received in the comparative period in 2022, but were recognized in 2021 in accordance with our revenue recognition policy resulting from the extended reporting period related to the delayed 2021 audit.
Investing Activities
Net cash used in investing activities was $2.0 million for the nine months ended September 30, 2023, consisting of purchases of property and equipment. Net cash used in investing activities was $7.8 million for the nine months ended September 30, 2022, consisting of the acquisition of two medical practices, net of cash acquired, and purchases of property and equipment.
Financing Activities
Net cash provided by financing activities was $101.2 million for the nine months ended September 30, 2023, primarily consisting of proceeds from the March 2023 Private Placement, net of offering costs, and borrowings on our unsecured promissory note. Net cash used in financing activities was $3.6 million for the nine months ended September 30, 2022, consisting of debt repayments.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires our management to use judgment in the application of accounting policies, including making estimates and assumptions that could affect assets and liabilities, revenue and expense, and related disclosures of contingent assets and liabilities at the date of our financial statements. Management bases its estimates on the best information available at the time, its experiences and various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. On an ongoing basis, we evaluate the continued appropriateness of our accounting policies and resulting estimates to make adjustments we consider appropriate under the facts and circumstances. There have been no significant changes to our critical accounting policies as disclosed in our 2022 Form 10-K.
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Recent Accounting Pronouncements
See Note 4 “Recent Accounting Pronouncements” to our condensed consolidated financial statements included elsewhere in this Form 10-Q for a description of recent accounting standards issued and the anticipated effects on our condensed consolidated financial statements.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.
Not required for Smaller Reporting Companies.
Item 4. Controls and Procedures.
Limitations on Effectiveness of Controls and Procedures
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgement in evaluating the benefits of possible controls and procedures relative to their costs.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Form 10-Q, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the material weaknesses described below, our disclosure controls and procedures were not effective at the reasonable assurance level as of September 30, 2023.
Material Weaknesses
In connection with the audit of our financial statements for the years ended December 31, 2022 and 2021, and as previously reported, the restatement of our financial statements for the years ended December 31, 2020 and 2019, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management has determined that the Company had the following material weaknesses in its internal control over financial reporting, which continued to exist as of September 30, 2023:
Control Environment, Risk Assessment and Monitoring
We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring activities to prevent or detect material misstatements to the consolidated financial statements. These material weaknesses are specifically attributed to the following:
•We did not have adequate policies and procedure or sufficient qualified resources with sufficient technical knowledge to maintain effective controls over the accounting related to significant accounts and related financial statement disclosures.
•We did not design and implement a sufficient risk assessment process to identify and assess risks impacting control over financial reporting.
•We had ineffective evaluation and determination as to whether the components of internal control were present and functioning.
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Control Activities and Information and Communication
As a consequence of these entity-level material weaknesses, we did not design, implement, and maintain effective control activities within certain business processes and the information technology environment to mitigate the risk of material misstatement in financial reporting. Specifically:
•We did not maintain effective controls over our information systems to ensure that relevant and reliable information was communicated on a timely basis across the organization to support the financial reporting process. Particularly:
◦We did not design and implement effective information technology general controls in the areas of user access related to certain information technology systems that support our financial reporting process.
◦We did not maintain sufficient segregation of duties over the performance of control activities for financial close and reporting, including over the review of account reconciliations and journal entries.
•We did not design and maintain effective management review controls at a sufficient level of precision over account reconciliations and the accounting for transactions related to the risk adjustment factor receivable and related revenue, capitated revenue classification, premium deficiency reserves, business combinations, goodwill and intangibles, income taxes, warrant valuation, equity awards, and the inaccurate attribution of net income or loss to the controlling and non-controlling interests for subsidiaries that are variable interest entities.
•We did not design and maintain effective controls at a sufficient level of precision over the estimation of claims expense and payable including controls over the review of historical claims data, including the completeness and accuracy of data used to determine the financial statement amounts.
Remediation Activities
We have taken and are taking steps to remediate these material weaknesses through (i) hiring qualified accounting, financial reporting, IT, and other key management personnel with public company experience, (ii) engaging an external advisor to assist with documenting internal controls, including enhancing controls to ensure proper communication of critical information, review and approvals; evaluating effectiveness of internal controls and assist with the remediation of deficiencies and training of personnel, as necessary, and establishment of a formal internal audit function and (iii) enhancing policies, procedures, and documentation for significant areas of accounting, including each area where a material weakness was identified. We are still in the process of implementing these steps and cannot assure investors that these measures will significantly improve or remediate the material weaknesses described above.
Changes in Internal Control over Financial Reporting
Other than the actions to remediate the material weaknesses in our internal control over financial reporting as described above, which was ongoing as of the date of issuance of this Form 10-Q, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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PART II—OTHER INFORMATION.
Item 1. Legal Proceedings.
From time to time, we are involved in litigation and proceedings in the ordinary course of our business. Other than as disclosed below, we are not involved in any legal proceeding that we believe would have a material effect on our business or financial condition. There have been no material changes or developments in our legal proceedings from those previously disclosed in Part II, Item 1. “Legal Proceedings” of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023.
Hudson Class D Dispute
On June 11, 2021, Hudson Vegas Investment SPV, LLC (“Hudson”), a holder of P3’s Class D Units, filed an action in the Delaware Court of Chancery captioned Hudson Vegas Investments SPV, LLC v. Chicago Pacific Founders Fund, L.P., et al., C.A. No. 2021-0518-JTL (the “Hudson Action”), in which it challenged the Business Combinations. Specifically, Hudson purports to assert claims against P3, certain managers that were on the P3 Board of Managers, certain of its officers, and Chicago Pacific Founders Fund, L.P. (“CPF”) for breach of P3’s then-existing LLC agreement (the “LLC Agreement”) (against P3 and CPF), breach of fiduciary duty (against certain of P3’s officers) and breach of contract claims related to the then-existing LLC Agreement (against the P3 Board of Managers) in connection with the process leading up to, and approval of, the Business Combinations. In the Hudson Action, Hudson sought to enjoin the consummation of the Business Combinations and seeks a declaration that the Business Combinations violate its rights under the P3 then-existing LLC Agreement, a declaration that certain managers on the P3 Board of Managers and certain of P3’s officers breached their fiduciary duties, and money damages including attorneys’ fees.
On June 13, 2021, P3 filed an action in the Delaware Court of Chancery captioned P3 Health Group Holdings, L.L.C. v. Hudson Vegas Investment SPV, LLC, C.A. No. 2021-0519-JTL (the “P3 Action”). In the P3 Action, P3 seeks: (i) a declaration that the Business Combinations do not violate Section 3.10 of P3’s Existing LLC Agreement; and (ii) reformation of a provision of P3’s Existing LLC Agreement. The P3 Action was consolidated with the Hudson Action. The combined cases are captioned In re P3 Health Group Holdings, L.L.C, C.A. No. 2021-0518-JTL.
On June 22, 2021, Hudson filed a motion for expedited proceedings in the Hudson Action in which it sought expedited discovery and a hearing on its motion for preliminary injunction to enjoin the consummation of the Business Combinations. The defendants in the Hudson Action determined not to oppose Hudson’s motion for expedited proceedings and engaged in expedited discovery in advance of a preliminary injunction hearing that took place September 9, 2021.
On September 14, 2021, the Court of Chancery issued an oral ruling denying Hudson’s motion for preliminary injunction due to the lack of probability of success on the merits or, with respect to the Section 5.10 of the then-existing P3 LLC Agreement (the “Purchase Option”) only, lack of a showing of irreparable harm based on the condition that the escrow described below be created. This ruling was made subject to the condition that Defendants memorialize their commitment to escrow, pending final resolution of this action, the consideration Hudson would be entitled to receive if it is determined that the Purchase Option can be validly exercised, in a stipulation filed with the Court. On September 17, 2021, Defendants filed a stipulation and proposed order, and the Court entered the Order regarding escrow which confirmed their commitment to do so and to cause the Payment Spreadsheet (as that term is defined in Section 2.01(f) of the Merger Agreement) to provide that such consideration will be directed to such escrow.
The former members of P3 (other than Hudson) have agreed to indemnify the Company and P3 LLC following the Closing, for any damages, including reasonable attorney’s fees, arising out of matters relating to the dispute with Hudson.
On December 27, 2021, Hudson filed a Motion for Leave to Amend the Verified Complaint. The proposed Amended Complaint contains certain of Hudson’s original claims and also adds additional claims, including bad faith breach of contract claims against certain of the former P3 Managers, an additional contractual claim against P3, and a tortious interference with contract claim against Foresight Acquisition Corp., Foresight Acquisition Corp. II, P3 Partners Inc., Sameer Mathur, and Greg Wasson. Defendants informed Hudson that they did not oppose the Motion for Leave to Amend the Verified Complaint, and on February 4, 2022, Hudson filed its Verified Amended Complaint.
From September 12, 2022 through November 7, 2022, the Court issued a series of Orders ruling on the Defendants’ Motions to Dismiss the Verified Amended Complaint. Such Orders provided for the dismissal with prejudice
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of, among other claims, (i) Hudson’s claim to a Purchase Option and (ii) part of Hudson’s claim to a priority right to cash distributed as a result of the transactions.
The Court granted in part and denied in part a motion to dismiss filed by Mr. Leisure, Mr. Kazarian, Mr. Abdou, Mr. Bacchus, Mr. Garrett, Mr. Price, Ms. Glisson, and Mr. Leavitt (the “Manager Defendants”) with respect to Hudson’s claim for bad faith breach of contract under a variety of theories. The Court also granted in part and denied in part the Manager Defendants’ motion, permitting Hudson’s bad faith breach of contract claim to proceed against the Manager Defendants on certain theories, but dismissing other theories, including that the Manager Defendants committed a bad faith breach of contract by failing to act in good faith to facilitate the Purchase Option.
On November 7, 2022, the Court issued an order denying in part and granting in part the motion to dismiss the breach of fiduciary claims against the officer Defendants, including Mr. Kazarian, Mr. Abdou, Mr. Bacchus, Ms. Glisson, and Ms. Puathasnanon. On November 9, 2022, the Court issued an order denying the motion to dismiss the claim against Mr. Mathur for tortious interference with Hudson’s contract rights. On June 21, 2023, the Court entered a scheduling order for the case, pursuant to which, a five day trial will commence on July 22, 2024. The parties are now currently engaged in discovery on Hudson’s surviving claims.
Item 1A. Risk Factors.
Other than as set forth below, there have been no material changes to the risk factors previously disclosed in Part I, Item 1A., “Risk Factors” of our 2022 Form 10-K. You should carefully consider the risk factors discussed in our 2022 Form 10-K, which could materially affect our business, financial condition or future results.
Our business and operations would suffer in the event of information technology system failures, security breaches, cyberattacks or other deficiencies in cybersecurity.
Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic break-ins, and similar disruptions from unauthorized tampering or any weather-related disruptions where our headquarters is located. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.
In the ordinary course of our business, we, our affiliated professional entities or other physician partners collect and store sensitive data, including personally identifiable information, protected health information (“PHI”), intellectual property and proprietary business information owned or controlled by us or our employees, members and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to provide and manage parts of our information technology systems, including our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, customer information, commercial information and business and financial information. We face a number of risks with respect to the protection of this information, including loss of access, inappropriate use or disclosure, unauthorized access, inappropriate modification and the risk of being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. A breach or failure of our or our third-party vendors’ or subcontractors’ network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, malware (e.g., ransomware), computer viruses, cyberattacks by computer hackers such as denial-of-service and phishing attacks, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. If these third-party vendors or subcontractors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.
The secure processing, storage, maintenance and transmission of information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may still be vulnerable. We have in the past experienced, low-threat attacks by hackers or breaches due to
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employee error, malfeasance or other malicious or inadvertent disruptions. For example, in April 2023 we were the target of a type of wire transfer fraud known as business email compromise (“BEC”) scam. BEC scams involve using social engineering to cause employees to wire funds to the perpetrators in the mistaken belief that the requests were made by a company executive or established vendor. While this fraud did not cause material losses to us, it reflects that we, like any company, are always at risk of being targeted for a cyberattack.
Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures against hacking, phishing, spoofing, BEC, employee error or manipulation, or other similar adverse events. We may also experience security breaches that may remain undetected for an extended period. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Our information systems must also be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyberattackers exploit these known vulnerabilities before they have been addressed.
If a cyberattack or security incident were to occur and cause interruptions in our operations, it could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, and corresponding regulatory penalties. In addition, we could face criminal liability, damages for contract breach and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Notice of breaches may be required to be made to affected individuals or other state or federal regulators, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm our reputation and our ability to compete. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident. Despite our implementation of security measures to prevent unauthorized access, our data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.
Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities.
There were no unregistered sales of our equity securities during the three months ended September 30, 2023, that were not otherwise disclosed in a Current Report on Form 8-K.
Item 3. Defaults Upon Senior Securities.
Not applicable.
Item 4. Mine Safety Disclosures.
Not applicable.
Item 5. Other Information.
(a) None.
(b) None.
(c) Not applicable.
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Item 6. Exhibits.

			Incorporated by Reference
Exhibit Number		Description	Form	File No.	Exhibit	Filing Date
2.1		Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC.	8-K	001-40033	2.1	6/1/2021
2.2		Transaction and Combination Agreement, dated as of May 25, 2021, by and among Foresight, the Merger Corps, the Blockers, Splitter and the Blocker Sellers.	8-K	001-40033	2.2	6/1/2021
2.3		First Amendment to Merger Agreement, dated as of November 21, 2021, by and among Foresight, Merger Sub and P3.	8-K	001-40033	2.1	11/22/2021
2.4		Second Amendment, dated as of December 3, 2021, to the Agreement and Plan of Merger, dated as of May 25, 2021, by and among Foresight Acquisition Corp. (“Foresight”), FAC merger Sub LLC and P3 Health Group Holdings, LLC.	8-K	001-40033	2.4	12/3/2021
2.5		The First Amendment to the Transaction and Combination Agreement between Foresight, the Merger Corps, the Blockers, Splitter and the Blocker Sellers.	8-K	001-40033	2.5	12/3/2021
3.1		Amended and Restated Certificate of Incorporation of the Company.	8-K	001-40033	3.1	12/3/2021
3.2		Bylaws of the Company.	8-K	001-40033	3.2	12/3/2021
10.1	*	Transaction Bonus Restricted Stock Unit Agreement by and between Sherif Abdou, M.D. and P3 Health Partners Inc., dated August 4, 2023
10.2	*	Transaction Bonus Restricted Stock Unit Agreement by and between Amir Bacchus, M.D. and P3 Health Partners Inc., dated August 4, 2023
31.1	*	Certification of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	*	Certification of Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	Inline XBRL Taxonomy Extension Definition Linkbase Document
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Incorporated by Reference
Exhibit Number		Description	Form	File No.	Exhibit	Filing Date
101.LAB	*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)
____________________
*    Filed herewith
**    Furnished herewith
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 8, 2023	P3 Health Partners Inc.

	By:	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 10.1

P3 HEALTH PARTNERS INC. 2021 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE
P3 Health Partners Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the P3 Health Partners Inc. 2021 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:	Sherif Abdou, M.D.
Grant Date:	August 4, 2023
Number of RSUs:	1,500,000

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.
Participant and the Company further acknowledge and agree that the RSUs are granted in full payment and satisfaction of the “Second Bonus” set forth in the Transaction Bonus Agreement between Participant, the Company and P3 Health Group Management, LLC, dated May 2022 (the “Transaction Bonus Agreement”). Participant further agrees to, reaffirms and acknowledges (i) his obligations and responsibilities as set forth in the Transaction Bonus Agreement, including in Section 2 therein and (ii) that the shares of Common Stock delivered to Participant as payment for the RSUs are subject to restrictions on transfer described in Section 2 of the Transaction Bonus Agreement.

P3 HEALTH PARTNERS INC.		PARTICIPANT
By:	/s/ Jessica Puathasnanon	/s/ Sherif Abdou, M.D.
Name:	Jessica Puathasnanon	Sherif Abdou, M.D.
Title:	Chief Legal Officer

EXHIBIT A
RESTRICTED STOCK UNIT AGREEMENT
Capitalized terms not specifically defined in this Restricted Stock Unit Agreement (this “Agreement”) have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.
ARTICLE I.
GENERAL
1.1    Award of RSUs and Dividend Equivalent Rights.
(a)    The Company has granted the RSUs to Participant effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share as set forth in this Agreement.
(b)    The Company hereby grants to Participant, with respect to each RSU granted hereunder, a Dividend Equivalent for ordinary cash dividends paid to substantially all holders of outstanding Shares with a record date after the Grant Date and prior to the date the applicable RSU is settled. Each Dividend Equivalent entitles Participant to receive the equivalent value of any such ordinary cash dividends paid on a single Share. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent and credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid.
1.2    Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.
1.3    Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.
ARTICLE II.
SETTLEMENT
2.1    General.
(a)    The RSUs will be nonforfeitable in full on the Grant Date. Dividend Equivalents (including any Dividend Equivalent Account balance) also will be nonforfeitable in full on the Grant Date.
(b)    The RSUs will be paid in Shares and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in cash or Shares, in any case, on the earlier of December 31, 2023 or the closing of the Company’s first underwritten offering and sale of Common Stock.
(c)    Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in
1

accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A. For the avoidance of doubt, any Dividend Equivalents granted in connection with the RSUs issued hereunder, and any amounts that may become distributable in respect thereof, shall be treated separately from such RSUs and the rights arising in connection therewith for purposes of the designation of time and form of payments required by Section 409A.
2.2    Dividend Equivalents. If a Dividend Equivalent is paid in Shares, the number of Shares paid with respect to the Dividend Equivalent will equal the quotient, rounded down to the nearest whole Share, of the Dividend Equivalent Account balance divided by the Fair Market Value of a Share on the day immediately preceding the payment date.
ARTICLE III.
TAXATION AND TAX WITHHOLDING
3.1    Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this award of RSUs and Dividend Equivalents (the “Award”) and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.
3.2    Tax Withholding.
(a)    Subject to Section 3.2(b) of this Agreement, payment of the withholding tax obligations with respect to the Award may be by any of the following, or a combination thereof, as determined by the Company:
(i)    Cash or check;
(ii)    In whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery;
(iii)    In whole or in part by the Company or an Affiliate withholding of Shares otherwise issuable under this Award in satisfaction of any applicable withholding tax obligations; or
(iv)    Subject to Section 9.10 of the Plan and the restrictions on transfer described in Section 2 of the Transaction Bonus Agreement, in whole or in part by delivery (including electronically or telephonically to the extent permitted by the Company) by Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company that Participant has placed a market sell order with such broker with respect to Shares then-issuable upon settlement of the Award, and that the broker has been directed to deliver promptly to the Company or an Affiliate funds sufficient to satisfy the applicable tax withholding obligations; provided, that payment of such proceeds is then made to the Company or an Affiliate at such time as may be required by the Administrator.
(b)    Subject to Section 9.5 of the Plan, the applicable tax withholding obligation will be determined based on Participant’s Applicable Withholding Rate. Participant’s “Applicable Withholding Rate” shall mean the greater of (i) the minimum applicable statutory tax withholding rate or (ii) with Participant’s consent, the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction; provided,
2

however, that (A) in no event shall Participant’s Applicable Withholding Rate exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); and (B) the number of Shares tendered or withheld, if applicable, shall be rounded up to the nearest whole Share sufficient to cover the applicable tax withholding obligation, to the extent rounding up to the nearest whole Share does not result in the liability classification of the RSUs under generally accepted accounting principles.
(c)    Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and Dividend Equivalents, regardless of any action the Company or any Affiliate takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Affiliate makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding or payment of the RSUs or the Dividend Equivalents or the subsequent sale of Shares. The Company and its Affiliates do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.
ARTICLE IV.
OTHER PROVISIONS
4.1    Adjustments. Participant acknowledges that the RSUs and the Shares subject to the RSUs and Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.
4.2    Clawback. The Award and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.
4.3    Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s General Counsel at the Company’s principal office or the General Counsel’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.
4.4    Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
4.5    Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.
4.6    Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors
3

and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
4.7    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs and Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.
4.8    Entire Agreement; Amendment. The Plan, the Grant Notice, this Agreement (including any exhibit hereto) and the Transaction Bonus Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board; provided, however, that except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall materially and adversely affect the RSUs or Dividend Equivalents without the prior written consent of Participant.
4.9    Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.
4.10    Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.
4.11    Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Affiliate or interferes with or restricts in any way the rights of the Company and its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or an Affiliate and Participant.
4.12    Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.
* * * * *
4

Exhibit 10.2

P3 HEALTH PARTNERS INC. 2021 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE
P3 Health Partners Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the P3 Health Partners Inc. 2021 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:	Amir Bacchus, M.D.
Grant Date:	August 4, 2023
Number of RSUs:	1,000,000

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.
Participant and the Company further acknowledge and agree that the RSUs are granted in full payment and satisfaction of the “Second Bonus” set forth in the Transaction Bonus Agreement between Participant, the Company and P3 Health Group Management, LLC, dated May 2022 (the “Transaction Bonus Agreement”). Participant further agrees to, reaffirms and acknowledges (i) his obligations and responsibilities as set forth in the Transaction Bonus Agreement, including in Section 2 therein and (ii) that the shares of Common Stock delivered to Participant as payment for the RSUs are subject to restrictions on transfer described in Section 2 of the Transaction Bonus Agreement.

P3 HEALTH PARTNERS INC.		PARTICIPANT
By:	/s/ Jessica Puathasnanon	/s/ Amir Bacchus, M.D.
Name:	Jessica Puathasnanon	Amir Bacchus, M.D.
Title:	Chief Legal Officer

EXHIBIT A
RESTRICTED STOCK UNIT AGREEMENT
Capitalized terms not specifically defined in this Restricted Stock Unit Agreement (this “Agreement”) have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.
ARTICLE I.
GENERAL
1.1    Award of RSUs and Dividend Equivalent Rights.
(a)    The Company has granted the RSUs to Participant effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share as set forth in this Agreement.
(b)    The Company hereby grants to Participant, with respect to each RSU granted hereunder, a Dividend Equivalent for ordinary cash dividends paid to substantially all holders of outstanding Shares with a record date after the Grant Date and prior to the date the applicable RSU is settled. Each Dividend Equivalent entitles Participant to receive the equivalent value of any such ordinary cash dividends paid on a single Share. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent and credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid.
1.2    Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.
1.3    Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.
ARTICLE II.
SETTLEMENT
2.1    General.
(a)    The RSUs will be nonforfeitable in full on the Grant Date. Dividend Equivalents (including any Dividend Equivalent Account balance) also will be nonforfeitable in full on the Grant Date.
(b)    The RSUs will be paid in Shares and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in cash or Shares, in any case, on the earlier of December 31, 2023 or the closing of the Company’s first underwritten offering and sale of Common Stock.
(c)    Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in
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accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A. For the avoidance of doubt, any Dividend Equivalents granted in connection with the RSUs issued hereunder, and any amounts that may become distributable in respect thereof, shall be treated separately from such RSUs and the rights arising in connection therewith for purposes of the designation of time and form of payments required by Section 409A.
2.2    Dividend Equivalents. If a Dividend Equivalent is paid in Shares, the number of Shares paid with respect to the Dividend Equivalent will equal the quotient, rounded down to the nearest whole Share, of the Dividend Equivalent Account balance divided by the Fair Market Value of a Share on the day immediately preceding the payment date.
ARTICLE III.
TAXATION AND TAX WITHHOLDING
3.1    Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this award of RSUs and Dividend Equivalents (the “Award”) and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.
3.2    Tax Withholding.
(a)    Subject to Section 3.2(b) of this Agreement, payment of the withholding tax obligations with respect to the Award may be by any of the following, or a combination thereof, as determined by the Company:
(i)    Cash or check;
(ii)    In whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery;
(iii)    In whole or in part by the Company or an Affiliate withholding of Shares otherwise issuable under this Award in satisfaction of any applicable withholding tax obligations; or
(iv)    Subject to Section 9.10 of the Plan and the restrictions on transfer described in Section 2 of the Transaction Bonus Agreement, in whole or in part by delivery (including electronically or telephonically to the extent permitted by the Company) by Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company that Participant has placed a market sell order with such broker with respect to Shares then-issuable upon settlement of the Award, and that the broker has been directed to deliver promptly to the Company or an Affiliate funds sufficient to satisfy the applicable tax withholding obligations; provided, that payment of such proceeds is then made to the Company or an Affiliate at such time as may be required by the Administrator.
(b)    Subject to Section 9.5 of the Plan, the applicable tax withholding obligation will be determined based on Participant’s Applicable Withholding Rate. Participant’s “Applicable Withholding Rate” shall mean the greater of (i) the minimum applicable statutory tax withholding rate or (ii) with Participant’s consent, the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction; provided,
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however, that (A) in no event shall Participant’s Applicable Withholding Rate exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); and (B) the number of Shares tendered or withheld, if applicable, shall be rounded up to the nearest whole Share sufficient to cover the applicable tax withholding obligation, to the extent rounding up to the nearest whole Share does not result in the liability classification of the RSUs under generally accepted accounting principles.
(c)    Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and Dividend Equivalents, regardless of any action the Company or any Affiliate takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Affiliate makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding or payment of the RSUs or the Dividend Equivalents or the subsequent sale of Shares. The Company and its Affiliates do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.
ARTICLE IV.
OTHER PROVISIONS
4.1    Adjustments. Participant acknowledges that the RSUs and the Shares subject to the RSUs and Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.
4.2    Clawback. The Award and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.
4.3    Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s General Counsel at the Company’s principal office or the General Counsel’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.
4.4    Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
4.5    Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.
4.6    Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors
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and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.
4.7    Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs and Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.
4.8    Entire Agreement; Amendment. The Plan, the Grant Notice, this Agreement (including any exhibit hereto) and the Transaction Bonus Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board; provided, however, that except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall materially and adversely affect the RSUs or Dividend Equivalents without the prior written consent of Participant.
4.9    Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.
4.10    Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.
4.11    Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Affiliate or interferes with or restricts in any way the rights of the Company and its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or an Affiliate and Participant.
4.12    Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.
* * * * *
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Exhibit 31.1
CERTIFICATION
I, Sherif W. Abdou, M.D., certify that:
1.I have reviewed this Quarterly Report on Form 10-Q of P3 Health Partners Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2023	/s/ Sherif W. Abdou, M.D.
Sherif W. Abdou, M.D.
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2
CERTIFICATION
I, Atul Kavthekar, certify that:
1.I have reviewed this Quarterly Report on Form 10-Q of P3 Health Partners Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2023	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-Q of P3 Health Partners Inc. (the “Company”) for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sherif W. Abdou, M.D., Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: November 8, 2023	/s/ Sherif W. Abdou, M.D.
Sherif W. Abdou, M.D.
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-Q of P3 Health Partners Inc. (the “Company”) for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Atul Kavthekar, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: November 8, 2023	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer
(Principal Financial Officer)